UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5
to
FORM F-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
INCO LIMITED
(Exact Name of Registrant as Specified in Its Charter)

CANADA	N/A	98-0000676
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Address and Telephone Number of Registrant’s Principal Executive Offices)
International Nickel Inc.
Park 80 West – Plaza Two
Saddle Brook, NJ 07663
(201) 368-4800
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Agent for Service in the United States)
Copies to:

Simon A. Fish Executive Vice-President, General Counsel & Secretary Inco Limited 145 King Street West, Suite 1500, Toronto, Ontario M5H 4B7	Donald R. Crawshaw, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.   ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
	Amount to be	Offering Price	Aggregate Offering	Amount of
Title of each Class of Securities to be Registered	Registered	per Unit	Price	Registration Fee
Common Shares and associated Common Share purchase rights	35,475,000(1)	$48.01(2)	$574,483,530(2)	$66,381(2)(3)
(1)	The maximum number of Common Shares that may be issued in the United States pursuant to the transaction described herein, based upon the best available information regarding the number of United States holders of common shares of Falconbridge Ltd. as of December 31, 2005.

(2)	In accordance with General Instruction IV.G(1) of Form F-8, the registration fee has been calculated: (i) with respect to the fee paid on June 30, 2006, on the basis of the increased aggregate consideration offered based on the market value of the common shares of Falconbridge Limited estimated to be held by U.S. holders as of December 31, 2005 of Cdn.$3,402,399,000 (U.S.$3,049,910,464). Such value is calculated based upon 61,527,222 common shares of Falconbridge Limited estimated to be held by U.S. holders on December 31, 2005, and a market value per common share of Cdn.$53.56 (U.S.$48.01) (based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange on June 14, 2006). For purposes of this calculation, Cdn.$1.00 = U.S.$0.8964 which is the inverse of the Federal Reserve Bank of New York’s Noon Buying Rate for Canadian dollars on June 29, 2006; and (ii) with respect to the fee paid on October 24, 2005, on the basis of the increased aggregate consideration offered based on the market value of the common shares of Falconbridge Limited estimated to be held by U.S. holders as of October 5, 2005 of Cdn.$1,017,456,000 (U.S.$859,241,592). Such value is calculated based upon 60,795,447 common shares of Falconbridge Limited estimated to be held by U.S. holders on October 5, 2005, and a market value per common share of Cdn.$30.08 (U.S.$25.40) (based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange on October 5, 2006). For purposes of this calculation, Cdn.$1.00 = U.S.$0.8445 which is the inverse of the Federal Reserve Bank of New York’s Noon Buying Rate for Canadian dollars on October 21, 2005.

(3)	As provided by Rule 0-11(a)(2), the fee is offset by the following previously paid fees:

Amount Previously Paid: $56,224	Registration No.: 005-62437 (Falconbridge’s Commission File No.)

Filing Party: Inco Limited Form: Schedule 14D-1F	Date Filed: October 24, 2005

Amount Previously Paid: $54,020	Registration No.: 333-129218
Filing Party: Inco Limited
Form: Form F-8	Date Filed: October 24, 2005
     If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
1.   Home Jurisdiction Document.
(a)	Offer to Purchase and Circular dated October 24, 2005, including Letter of Transmittal, Notice of Guaranteed Delivery and Letter to Shareholders. (1)

(b)	Notice of Extension dated December 14, 2005. (2)

(c)	Notice of Extension dated January 19, 2006. (3)

(d)	Notice of Extension dated February 27, 2006. (4)

(e)	Notice of Variation dated May 29, 2006. (5)

(f)	Notice of Variation dated June 29, 2006.
2.   Informational Legends.
(a)	See the inside front cover page of the Offer to Purchase and Circular dated October 24, 2005. (1)

(b)	See the inside front cover page of the Notice of Extension dated December 14, 2005. (2)

(c)	See the inside front cover page of the Notice of Extension dated January 19, 2006. (3)

(d)	See the inside front cover page of the Notice of Extension dated February 27, 2006. (4)

(e)	See the inside front cover page of the Notice of Variation dated May 29, 2006. (5)

(f)	See the inside front cover page of the Notice of Variation dated June 29, 2006.
3.   Incorporation of Certain Information by Reference.
(a)	As required by this Item, the Offer to Purchase and Circular dated October 24, 2005 provides that copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of the Registrant at Inco Limited, 145 King Street West, Suite 1500, Toronto, Ontario, Canada, M5H 4B7 or by telephone at 416-361-7511, or the Secretary of Falconbridge Limited at Falconbridge Limited, 181 Bay Street West, Suite 200, BCE Place, Toronto, Ontario, Canada, M5J 2T3 or by telephone at 416-982-7111. (1)

(b)	As required by this Item, the Notice of Extension dated December 14, 2005 provides that copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of Falconbridge Limited at Falconbridge Limited, 181 Bay Street West, Suite 200, BCE Place, Toronto, Ontario, Canada, M5J 2T3 or by telephone at 416-982-7111. (2)
4.   List of Documents Filed with the Commission.
(a)	See the heading “Documents Filed as part of the U.S. Registration Statement” in the Offer to Purchase and Circular dated October 24, 2005. (1)

(b)	See the heading “Registration Statement Filed with the SEC” in the Notice of Extension dated December 14, 2005. (2)

(c)	See the heading “Registration Statement Filed with the SEC” in the Notice of Extension dated January 19, 2006. (3)

(d)	See the heading “Registration Statement Filed with the SEC” in the Notice of Extension dated February 27, 2006. (4)

(e)	See the heading “Registration Statement Filed with the SEC” in the Notice of Variation dated May 29, 2006. (5)

(f)	See the heading “Registration Statement Filed with the SEC” in the Notice of Variation dated June 29, 2006.

(1)	Previously filed with the Registrant’s Form F-8 (File No. 333-129218) filed October 24, 2005.

(2)	Previously filed with the Registrant’s Amendment No. 1 to Form F-8 (File No. 333-129218) filed December 15, 2005.

(3)	Previously filed with the Registrant’s Amendment No. 2 to Form F-8 (File No. 333-129218) filed January 20, 2006.

(4)	Previously filed with the Registrant’s Amendment No. 3 to Form F-8 (File No. 333-129218) filed February 28, 2006.

(5)	Previously filed with the Registrant’s Amendment No. 4 to Form F-8 (File No. 333-129218) filed May 31, 2006.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of the Offer and it is an offence to claim otherwise.
The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
June 29, 2006
NOTICE OF VARIATION AND EXTENSION
by
INCO LIMITED
in respect of its
OFFER TO PURCHASE
all of the outstanding common shares of
FALCONBRIDGE LIMITED
on the basis of an increased price of, at the election of each holder,

(a) Cdn.$53.83 in cash (the “Cash Alternative”); or (b) 0.82419 of a common share of Inco Limited and Cdn.$0.05 in cash (the “Share Alternative”), for each common share of Falconbridge Limited (“Falconbridge”) subject, in each case, to proration as described in Inco Limited’s Offer dated October 24, 2005 (the “Original Offer”)
and this notice of variation and extension (the “Notice of Variation and Extension”).
On June 29, 2006, assuming full proration of the consideration under the Offer, the implied value of the consideration per Falconbridge Share is Cdn.$57.84.
On June 26, 2006, Inco Limited (“Inco” or the “Offeror”) announced that it had entered into a combination agreement (the “Combination Agreement”) with Phelps Dodge Corporation (“Phelps Dodge”) pursuant to which Phelps Dodge has agreed, subject to the satisfaction of certain conditions, to acquire all of the outstanding common shares of Inco (the “Inco Shares”) in exchange for Cdn.$17.50 in cash and 0.672 of a Phelps Dodge common share (a “Phelps Dodge Share”) for each Inco Share held pursuant to a statutory plan of arrangement (the “Arrangement”), all as more particularly described in this Notice of Variation and Extension.
Falconbridge shareholders (“Shareholders”) who receive Inco Shares under the Offer and who continue to hold such Inco Shares at the effective time of the Arrangement would receive both the consideration under the increased Offer and, subsequently, the consideration under the Arrangement if the Arrangement is completed. By way of illustration, assuming the successful completion of both the Offer and the Arrangement, and assuming full proration of the consideration under the Offer, the implied value of the total consideration per Falconbridge Share (as defined below), on a “look-through” basis (the “Implied Look-through Value”), on June 29, 2006 would have been Cdn.$61.34 per Falconbridge Share using an exchange rate of Cdn.$1.1115, being the closing rate of the Bank of Canada on June 29, 2006, and assuming full proration.
The Implied Look-through Value is based on various assumptions, including the successful completion of both the Offer and the Arrangement, the U.S./Canadian dollar exchange rate as of a given date and the respective trading prices of the Inco Shares and Phelps Dodge Shares on a given date which, for the purpose of the illustration, is with reference to closing price of Phelps Dodge Shares on the NYSE on June 29, 2006, and is subject to various risks, including changes in the market price of the Phelps Dodge Shares and fluctuations in the U.S./Canadian dollar exchange rate. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION”. Also see Section 6 of the Circular, “Risk Factors Related to the Offer” and the section of this Notice of Variation and Extension entitled “Risk Factors Relating to the Proposed Combination Transaction.”
Questions and requests for assistance may be directed to RBC Dominion Securities Inc. in Canada or RBC Capital Markets Corporation in the United States (the “Dealer Manager”), CIBC Mellon Trust Company (the “Depositary”) or MacKenzie Partners, Inc. (the “Information Agent”). Additional copies of this Notice of Variation and Extension, the First Extension, the Second Extension, the Third Extension, the First Variation, the Offer and Circular, the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery may also be obtained without charge from the Dealer Manager, the Depositary or the Information Agent at their respective addresses shown on the last page of this document.

The Dealer Manager for the Offer is:
RBC Capital Markets

In Canada:	In the United States:

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

      On June 26, 2006, Inco announced that it had further varied and extended its Original Offer to purchase all the issued and outstanding common shares of Falconbridge (together with associated rights issued and outstanding under the shareholder rights plan of Falconbridge, the “Falconbridge Shares”) in order to increase the consideration payable under the Offer for each Falconbridge Share (i) from Cdn.$51.17 in cash to Cdn.$53.83 in cash, and (ii) from 0.6927 of an Inco Share and Cdn.$0.05 in cash to 0.82419 of an Inco Share and Cdn.$0.05 in cash, in each case, at the election of holders of Falconbridge Shares and subject to proration as described in this Notice of Variation and Extension.
      The Offer, as varied, has been extended and is now open for acceptance until 8:00 p.m. (Toronto time) on July 13, 2006 (the “Expiry Time”), unless accelerated, further extended or withdrawn.
      This Notice of Variation and Extension should be read in conjunction with the Original Offer and accompanying Circular dated October 24, 2005 (which together constitute the “Offer and Circular”), as amended or supplemented by the notices of extension dated December 14, 2005 (the “First Extension”), January 19, 2006 (the “Second Extension”), and February 27, 2006 (the “Third Extension”), respectively, and by the notice of variation dated May 29, 2006 (the “First Variation”), and the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery that accompany this Notice of Variation and Extension. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Variation and Extension have the same meaning as in the Offer and Circular. All references to the term “Offer” in the Offer and Circular, the replacement Letter of Transmittal, the replacement Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended or supplemented by the First Extension, the Second Extension, the Third Extension, the First Variation and this Notice of Variation and Extension. In connection with Inco’s increased Offer, Inco and Falconbridge have also amended the Support Agreement relating to the Offer, as described in this Notice of Variation and Extension.
      Shareholders who have validly deposited and not withdrawn their Falconbridge Shares need take no further action to accept the Offer.
      Shareholders who wish to accept the Offer must properly complete and duly execute the replacement Letter of Transmittal (printed on blue paper) that accompanies this Notice of Variation and Extension, or a facsimile thereof, and deposit it, together with certificates representing their Falconbridge Shares and all other documents required by the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the replacement Notice of Guaranteed Delivery (printed on green paper) that accompanies this Notice of Variation and Extension, or a facsimile thereof. Any Shareholder having Falconbridge Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Falconbridge Shares under the Offer. The Original Offer was accompanied by a Letter of Transmittal (printed on blue paper) and a Notice of Guaranteed Delivery (printed on green paper) to accept the Offer. Shareholders may continue to use the original Letter of Transmittal or the original Notice of Guaranteed Delivery to accept the Offer, in which case the original Letter of Transmittal or the original Notice of Guaranteed Delivery, as the case may be, shall be deemed to be amended to reflect the terms and conditions of the Offer as set forth in this Notice of Variation and Extension.
      This Notice of Variation and Extension does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      The Offer is made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular, the First Extension, the Second Extension, the Third Extension, the First Variation and this Notice of Variation and Extension in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular (other than the financial statements of Phelps Dodge) have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
      Shareholders in the United States should be aware that the disposition of Falconbridge Shares and the acquisition of Inco Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Circular and such holders are urged to consult their tax advisors. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain U.S. Federal Income Tax Considerations”.
      The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of the Offeror and Falconbridge and the above-mentioned persons are located outside the United States.
      THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR, THE FIRST EXTENSION, THE SECOND EXTENSION, THE THIRD EXTENSION, THE FIRST VARIATION OR THIS NOTICE OF VARIATION AND EXTENSION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the Falconbridge Shares to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories and the United States.
CURRENCY EXCHANGE RATE INFORMATION
      In this Notice of Variation and Extension, unless otherwise indicated, all references to “$” or “dollars” refer to United States dollars and references to “Cdn.$” refer to Canadian dollars. On June 29, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the closing rate of the Bank of Canada was Cdn.$1.1115.
NOTE REGARDING GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      The financial statements and other financial information included or incorporated by reference herein in respect of Inco and Falconbridge is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), while the financial statements and other information incorporated by reference herein in respect of Phelps Dodge is prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). There are a number of significant differences between Canadian GAAP and U.S. GAAP, and financial statements prepared in accordance with one type of GAAP may not be comparable to financial statements prepared in accordance with another type of GAAP. Investors are cautioned that Phelps Dodge financial statements and other financial information are not reconciled to Canadian GAAP. Inco’s financial statements and Falconbridge’s annual financial statements are reconciled to U.S. GAAP in footnotes thereto.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
      The Offer and Circular (for greater certainty, as amended or supplemented by the First Extension, the Second Extension, the Third Extension, the First Variation and this Notice of Variation and Extension, respectively) and some of the information incorporated by reference into the Offer and Circular contain forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of this Notice of Variation and Extension. Often, but not always, such forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in the Offer and Circular.
      Examples of such forward-looking statements in the Offer and Circular include, but are not limited to: (A) factors relating to the Offer and the results expected to be achieved from the successful completion of the Offer and the combination of Inco and Falconbridge, including the potential to realize estimated average annual pre-tax run-rate operating and corporate synergies of approximately $550 million, and the timing thereof; the increased market capitalization, share price multiple and improved liquidity of Inco Shares; the improved cash flow and earnings of Inco; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding business and financial prospects; statements regarding anticipated financial or operating performance and cash flows; statements regarding possible divestitures; statements regarding strategies, objectives, goals and targets; and the financial position and international presence that permits Inco to compete against global metals and mining companies; (B) factors relating to the successful combination of Inco and Phelps Dodge pursuant to the transactions contemplated by the Combination Agreement, including (1) the ability to obtain governmental approvals relating to the Arrangement on the proposed terms and schedule; (2) the failure of Inco’s shareholders to approve the plan of arrangement; (3) the failure of Phelps Dodge’s shareholders to authorize one or more of the issuance of Phelps Dodge Shares, the change of Phelps Dodge’s name to “Phelps Dodge Inco Corporation” or an increase in the size of Phelps Dodge’s board of directors as required under the Combination Agreement; (4) the risks that the businesses of Phelps Dodge and Inco and/or Falconbridge will not be integrated successfully; (5) the risks that the cost savings, growth prospects and any other synergies expected to result from the Arrangement may not be fully realized or may take longer to realize than expected; (6) Phelps Dodge Inco’s ability or inability to refinance indebtedness incurred in connection with the Arrangement on favourable terms or at all; (7) the possibility that the Combination Agreement may be terminated and/or the Arrangement may not proceed as expected or at all; and (8) the possible impairment of goodwill resulting from the Arrangement and the resulting impact on Phelps Dodge Inco’s assets and earnings; and (C) factors relating to mining and the business, financial position, operations and prospects of Inco, including (1) the price volatility for nickel and other primary metal products produced by Inco; (2) the demand for and supply of nickel, copper and other metals, both globally and for certain markets and uses, as well as the availability of, and prices for, intermediate products containing nickel purchased by Inco and/or produced by Inco and nickel-containing stainless steel scrap and other substitutes for primary nickel and nickel inventories; (3) the premiums realized by Inco over the London Metal Exchange (“LME”) cash prices and the sensitivity of Inco’s results of operations to changes in metals prices, prices of commodities and other supplies used in its operations and interest and exchange rates; (4) Inco’s strategies and plans; (5) Inco’s nickel unit cash cost of sales before and after by-product credits, interest and other expenses; (6) Inco’s energy and other costs, and pension contributions and expenses and assumptions relating thereto; (7) Inco’s position as a low-cost producer of nickel; (8) Inco’s debt-equity ratio and tangible net worth; (9) the political unrest or instability in countries (such as Indonesia) in which Inco and its subsidiaries (such as PT International Nickel Indonesia Tbk (“PT Inco”)) operate and the impact thereof on Inco and/or its subsidiaries; (10) construction, commissioning, initial shipment and other schedules, capital costs and other aspects of Inco’s Goro and Voisey’s Bay projects and other growth projects and PT Inco’s program to increase its production, capital expenditures, and hydroelectric power generation at PT Inco and the effect thereon of lower water levels; (11) the necessary agreements and arrangements for the construction of the Goro project, and the timing of the start of production and the costs of construction with respect to the issuance of the necessary permits and other authorizations required for, and engineering and construction timetables for, the Goro and Voisey’s Bay projects; (12) Inco’s estimates of the quantity and quality of its ore/mineral reserves; (13) planned capital expenditures and tax payments; (14) Inco’s costs of production and production levels, including the costs of and potential impact on operations and production of complying with existing and proposed environmental laws and regulations and net reductions in environmental emissions; (15) the impact of changes in Canadian dollar-U.S. dollar and other exchange rates on Inco’s costs and the results of its operations; (16) Inco’s sales of specialty nickel products; (17) Inco’s cost reduction and other financial and operating objectives and planned maintenance and other shutdowns; (18) the commercial viability of new production processes and process changes for, and processing recoveries from, its development projects; (19) Inco’s productivity, exploration and research and development initiatives as well as environmental, health and safety initiatives; (20) the negotiation of collective agreements with its unionized employees; (21) Inco’s sales organization and personnel requirements; (22) business and economic conditions; and (23) the extension of current mining and other leases, export licences and concessionary rights. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in the Offer and Circular.
      Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the combination of Inco and Falconbridge or otherwise about: the ability of Inco to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $550 million in estimated annual pre-tax run-rate operating and corporate synergies expected to be realized from the successful completion of the Offer and the combination of Inco and Falconbridge, and the timing and net present value thereof, based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Inco and Falconbridge (as described in Section 5 of the Circular, “Purpose of the Offer and Inco’s Plans for Falconbridge — Strategic Rationale for the Offer and Anticipated Benefits to be Realized” and Section 1 of the First Variation, “Background to the Increased Offer — Updated Synergies Estimate); the accuracy of projected synergies in respect of expected cash flows, cost savings and profitability; the ability of the combined Inco-Falconbridge to achieve continuity in mining operations and realize projected production optimization levels; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being successfully obtained and divestitures required by regulatory agencies being acceptable and completed in a timely manner (as described in Section 20 of the Circular, “Regulatory Matters”, Section 4 of the First Extension, “Recent Developments — Regulatory Clearances”, Section 4 of the Second Extension, “Recent Developments — Regulatory Clearances”, Section 4 of the Third Extension, “Recent Developments  — Regulatory Clearances”, Section 6 of the First Variation, “Regulatory Matters — Inco’s Offer”, and sections of this Notice of Variation and Extension entitled “Recent Developments — Regulatory Clearances for the Inco Offer”); there being limited costs, difficulties or delays related to the integration of Falconbridge’s operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of Inco and Falconbridge (for example, pursuant to a Subsequent Acquisition Transaction) (as described in Section 7 of the Circular, “Acquisition of Falconbridge Shares Not Deposited”); and in connection with the combination of Inco and Phelps Dodge pursuant to the terms of the Combination Agreement; the ability of Inco to successfully acquire at least two-thirds of the outstanding common shares of Falconbridge and complete a Subsequent Acquisition Transaction prior to the completion of the Arrangement; the approvals or clearances required to be obtained by Phelps Dodge and Inco from regulatory and other agencies and bodies being successfully obtained; the shareholder approvals of Phelps Dodge and Inco being successfully obtained and court approvals of the combination being obtained (as described in the section entitled Inco’s Increased Offer and the Proposed Combination of Inco and Phelps Dodge — The Combination Agreement between Inco and Phelps Dodge); business and economic conditions generally; exchange rates (including estimates on the U.S. dollar–Canadian dollar exchange rate), energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, cobalt, aluminum, zinc and other primary metals products, purchased intermediates and nickel-containing stainless steel scrap and other substitutes and competing products for the primary nickel and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the Goro project and other operations; the continued availability of financing on appropriate terms, including through partner or other participation arrangements in the case of the Goro project, for development projects for the combined company; Inco’s costs of production and production and productivity levels, as well as those of Inco’s competitors; engineering and construction timetables and capital and operating costs for the Goro and Voisey’s Bay projects and PT Inco’s expansion initiative; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/ charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives;

v

assumptions concerning political and economic stability in Indonesia and other countries or locations in which Inco operates or otherwise; Inco’s ongoing relations with its employees at its operations throughout the world; and the extent of any labour, equipment or other disruptions at any of its operations of any significance other than any planned maintenance or similar shutdowns and that any third parties which Inco relies on to supply purchased intermediates or provide toll smelting or other processing do not experience any unplanned disruptions. The mine planning and other assessments related to the determination of the value of the synergies expected to be realized as a result of the combination of Inco and Falconbridge are based on preliminary evaluations only, and feasibility studies remain to be undertaken to confirm the mine plans and evaluations upon completion of the combination.
      While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this Notice of Variation and Extension. Inco has attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward-looking statements. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Inco, the combination of Inco and Falconbridge and/or the combination of Inco and Phelps Dodge. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference into the Offer and Circular. See, for example, Section 6 of the Circular “Risk Factors Related to the Offer”, the section entitled “Risks and Uncertainties” contained in Inco’s Annual Report on Form 10-K for the year ended December 31, 2005, and Phelps Dodge’s Annual Report on Form 10-K for the year ended December 31, 2005.
INFORMATION REGARDING FALCONBRIDGE
      The information concerning Falconbridge contained in the Offer and Circular, the First Extension, the Second Extension, the Third Extension, the First Variation and this Notice of Variation and Extension, including information contained in Section 2 of the Circular, “Falconbridge”, and any documents filed by Falconbridge with a securities regulatory authority in Canada that are incorporated by reference therein, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. See Section 2 of the Circular, “Falconbridge — Documents Incorporated by Reference”, Section 6 of the First Extension, “Documents Incorporated by Reference”, Section 6 of the Second Extension, “Additional Falconbridge Documents Incorporated by Reference” and Section 6 of the Third Extension, “Falconbridge Documents Incorporated by Reference”. Although Inco has no knowledge that would indicate any statements contained therein relating to Falconbridge taken from or based upon such documents and records are untrue or incomplete, neither Inco nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Falconbridge taken from or based upon such documents or records, or for any failure by Falconbridge to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Inco.
INFORMATION REGARDING PHELPS DODGE
      The information concerning Phelps Dodge contained in this Notice of Variation and Extension and any documents filed by Phelps Dodge with the SEC or a securities regulatory authority in Canada that are incorporated by reference herein has been taken from or based upon publicly available documents and records on file with the SEC or Canadian securities regulatory authorities and other public sources. See the Section of this Notice of Variation and Extension entitled “Information Concerning Phelps Dodge”. Phelps Dodge’s financial statements and other financial information is prepared in accordance with U.S. GAAP, which differs in significant respects from Canadian GAAP, so its financial statements and other information may not be comparable to financial statements and other financial information of Inco and Falconbridge, which are prepared in accordance with Canadian GAAP. See “Note Regarding Generally Accepted Accounting Principles” above. Although Inco has no knowledge that would indicate any statements contained therein relating to Phelps Dodge taken from or based upon such documents and records are untrue or incomplete, neither Inco nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Phelps Dodge taken from or based upon such documents or records, or for any failure by Phelps Dodge to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Inco.

SUMMARY
      This summary highlights certain information more fully described elsewhere in the Offer and Circular (including this Notice of Variation and Extension). This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing elsewhere in the Offer and Circular. Unless defined elsewhere in this Notice of Variation and Extension, all capitalized terms in this summary have the meanings given to them in the Glossary found in the Original Offer. Shareholders are urged to read the Offer and Circular, as amended or supplemented, including the documents incorporated by reference into the Offer and Circular, as amended or supplemented, and the consolidated pro forma financial statements and notes thereto accompanying this Notice of Variation and Extension, in their entirety.
HOW HAS INCO VARIED ITS OFFER FOR MY FALCONBRIDGE SHARES?
Increase in Offer price
      Inco has varied the Original Offer by increasing the price offered to Shareholders from Cdn.$51.17 in cash or 0.6927 of an Inco Share and Cdn.$0.05 in cash for each Falconbridge Share, subject in each case to proration, to:

(a)	Cdn.$53.83 in cash in respect of each Falconbridge Share held (the “Cash Alternative”); or

(b)	0.82419 of an Inco Share and Cdn.$0.05 in cash in respect of each Falconbridge Share held (the “Share Alternative”), in each case, as elected by the Shareholder in the applicable Letter of Transmittal, and subject to proration as set out in the Original Offer and this Notice of Variation and Extension.
      The maximum amount of cash consideration available under the Offer has been increased from Cdn.$4,786,678,875 to Cdn.$6,700,377,653, representing an increase of Cdn.$1,913,698,778. The maximum number of Inco Shares issuable under the Offer has been increased from 200,657,578 Inco Shares to 213,171,558 Inco Shares.
      The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Falconbridge Shares acquired in proportion to the number of Falconbridge Shares outstanding on an adjusted fully diluted basis.
      Assuming all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive Cdn.$17.50 in cash and 0.55676 of an Inco Share for each Falconbridge Share tendered, subject to adjustment for fractional shares.
      On June 29, 2006, assuming full proration of the consideration under the Offer, the implied value of the consideration per Falconbridge Share is Cdn.$57.84.
      The details of proration are more fully described in Section 1 of the Offer to Purchase, “The Offer”.
      Fractional Inco Shares will not be issued in connection with the Offer. Where a Shareholder is to receive Inco Shares as consideration under the Offer and the aggregate number of Inco Shares to be issued to such Shareholder would result in a fraction of an Inco Share being issuable, the number of Inco Shares to be received by such Shareholder will either be rounded up or down and the amount of cash to be received by such Shareholder will correspondingly be either decreased or increased (on the basis of Cdn.$65.25 per Inco Share) such that the Maximum Take-Up Date Cash Consideration is paid and the Maximum Take-Up Date Share Consideration is issued in respect of Falconbridge Shares taken up on such Take-Up Date.
      If any holder of Falconbridge Options does not exercise such options prior to the Expiry Time, their Falconbridge Options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, an option to acquire Falconbridge Shares will become an option to acquire that number of Inco Shares equal to the number of Falconbridge Shares multiplied by 0.8250 (representing 0.82419 of an Inco Share adjusted to account for the Cdn.$0.05 payable under the Share Alternative) and have an exercise price per Inco Share equal to the exercise price per Falconbridge Share of that option immediately prior to the Expiry Time divided by 0.8250, subject to adjustments to ensure the “in-the-money” amount in respect of such option does not increase.
      Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Falconbridge Shares are taken up under the Offer, including those Shareholders who have already deposited their Falconbridge Shares to the Offer, will receive the increased consideration for their Falconbridge Shares. Shareholders who have validly deposited and not withdrawn their Falconbridge Shares need take no further action to accept the Offer.
Extension of the Offer
      Inco has extended the Offer with the result that the Offer is now open for acceptance until 8:00 p.m. (Toronto time) on July 13, 2006, unless accelerated, further extended or withdrawn.
      See the section in this Notice of Variation and Extension entitled “Variations to the Offer”.
HOW WILL I BE AFFECTED BY THE PROPOSED COMBINATION OF INCO AND PHELPS DODGE?
      On the same day that Inco agreed with Falconbridge to increase its Offer, Inco also entered into a combination agreement (the “Combination Agreement”) with Phelps Dodge Corporation (“Phelps Dodge”) pursuant to which a wholly-owned subsidiary of Phelps Dodge (“Subco”) will acquire all of the outstanding Inco Shares by way of a statutory plan of arrangement (the “Arrangement”), subject to the satisfaction of certain conditions set out in the Combination Agreement. Pursuant to the terms of the Arrangement, each Inco Share will be exchanged by the holder thereof for Cdn.$17.50 in cash and 0.672 of a Phelps Dodge Share, with the result that Inco would become a wholly-owned subsidiary of Phelps Dodge. Accordingly, if (i) Inco acquires at least two-thirds of the outstanding Falconbridge Shares and successfully completes a Subsequent Acquisition Transaction under its Offer, (ii) a Shareholder has elected to receive Inco Shares under the Share Alternative or otherwise receives Inco Shares as a result of proration under the terms of the Offer, (iii) the Arrangement is successfully completed, and (iv) that Shareholder is in possession of Inco Shares received under the Offer at the effective time of the Arrangement, then that same Shareholder would become entitled to receive the consideration offered under the Arrangement and will ultimately become a shareholder of Phelps Dodge.
      See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above. Also see Section 6 of the Circular, “Risk Factors Related to the Offer” and the sections of this Notice of Variation and Extension entitled “Risk Factors Relating to the Proposed Combination Transaction” and “Information Concerning Phelps Dodge”.
WHY DOES INCO’S INCREASED OFFER DELIVER SUPERIOR VALUE TO FALCONBRIDGE SHAREHOLDERS?
      Inco believes that its increased Offer delivers superior value to Falconbridge Shareholders for the following reasons:

1.	Inco’s increased Offer provides significant value for the Falconbridge Shares.

2.	The successful completion of the proposed Arrangement could deliver further value.

3.	Inco’s increased Offer provides Shareholders with the opportunity to remain invested in Falconbridge’s assets and to participate in Inco’s assets, and the potential to participate in the synergies of an Inco/Falconbridge combination.

4.	Inco’s increased Offer has the support of the Falconbridge Board of Directors.

5.	Inco expects that it will have satisfied its regulatory conditions under the Offer within two weeks’ time.
      See the sections of this Notice of Variation and Extension entitled “Inco’s Increased Offer Delivers Superior Value to Falconbridge Shareholders”, “Information Concerning Phelps Dodge” and “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above. Also see Section 6 of the Circular, “Risk Factors Related to the Offer” and “Risk Factors Relating to the Proposed Combination Transaction”.
HOW DO I ACCEPT INCO’S OFFER AND DEPOSIT MY FALCONBRIDGE SHARES?
      Shareholders may accept the Offer by delivering to the Depositary at any of the offices identified in the Letter of Transmittal and on the back cover of this Notice of Variation and Extension, so as to arrive there not later than the Expiry Time: (a) a Letter of Transmittal (printed on blue paper) in the form accompanying this Notice of Variation and Extension or a facsimile thereof properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; (b) the certificate(s) representing the Falconbridge Shares in respect of which the Offer is being accepted; and (c) all other documents required by the instructions set out in the Letter of Transmittal. The Original Offer was accompanied by a Letter of Transmittal and Shareholders may continue to use the original Letter of

Transmittal to accept the Offer, in which case the original Letter of Transmittal shall be deemed to be amended to reflect the terms and conditions of the Offer as set forth in this Notice of Variation and Extension.
      See Section 3 of the Offer to Purchase, “Manner of Acceptance — Letter of Transmittal”.
      If a Shareholder wishes to deposit Falconbridge Shares pursuant to the Offer and the certificates representing the Falconbridge Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, those Falconbridge Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met: (a) the deposit is made by or through an Eligible Institution; (b) a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying this Notice of Variation and Extension or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and (c) the certificate(s) representing all deposited Falconbridge Shares together with a properly completed and duly executed Letter of Transmittal or a facsimile thereof, relating to such Falconbridge Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs. No fees will be payable by a Shareholder for tendering Falconbridge Shares to the Depositary directly or through a broker or dealer that is a member of the Soliciting Dealer Group. The Original Offer was accompanied by a Notice of Guaranteed Delivery and Shareholders may continue to use the original Notice of Guaranteed Delivery to accept the Original Offer, in which case the original Notice of Guaranteed Delivery shall be deemed to be amended to reflect the terms and conditions of the Offer as set forth in this Notice of Variation and Extension.
      See Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”.
HOW LONG DO I HAVE TO TENDER MY FALCONBRIDGE SHARES TO THE OFFER?
      The Offer is open for acceptance until 8:00 p.m. (Toronto time) on July 13, 2006, unless withdrawn by the Offeror, or until such other time and date as further extended by Inco or accelerated in accordance with the terms of the Offer and the Support Agreement. The Expiry Time may be extended by Inco in its sole discretion as described in Section 7 of the Offer to Purchase, “Extension and Variation of the Offer”.
HOW AND WHEN WILL MY FALCONBRIDGE SHARES BE TAKEN UP AND PAID FOR BY INCO?
      Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 5 of the Original Offer, “Conditions of the Offer”), Inco will take up Falconbridge Shares validly deposited under the Offer and not withdrawn pursuant to Section 4 of the Offer to Purchase, “Withdrawal Rights”, not later than 10 calendar days after the Expiry Time and will pay for the Falconbridge Shares taken up as soon as possible, but in any event not later than three business days after taking up the Falconbridge Shares. Any Falconbridge Shares deposited under the Offer after the date on which Inco first takes up Falconbridge Shares will be taken up and paid for not later than 10 calendar days after such deposit.
      See Section 6 of the Offer to Purchase, “Take Up of and Payment for Deposited Shares”.
WHAT HAPPENS TO ANY FALCONBRIDGE SHARES THAT ARE NOT DEPOSITED TO THE OFFER?
      If the conditions of the Offer are satisfied or waived and Inco takes up and pays for Falconbridge Shares validly deposited and not withdrawn under the Offer, Inco intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Falconbridge and Inco, or an affiliate of Inco, for the purpose of enabling Inco or an affiliate of Inco to acquire all Falconbridge Shares not acquired pursuant to the Offer (a “Subsequent Acquisition Transaction”).
      See Section 7 of the Circular, “Acquisition of Falconbridge Shares Not Deposited”.

WHAT IS THE RECOMMENDATION OF THE FALCONBRIDGE BOARD OF DIRECTORS?
      The Board of Directors of Falconbridge has unanimously recommended that Shareholders accept Inco’s increased Offer and tender their shares to such Offer. A Notice of Change to Directors’ Circular in which the Falconbridge Board of Directors unanimously recommends that you continue to accept Inco’s Offer accompanies this Notice of Variation and Extension.
WHO SHOULD I CALL IF I HAVE FURTHER QUESTIONS?
      Inco has retained MacKenzie Partners, Inc. to act as its information agent in connection with the Offer. You should contact MacKenzie Partners, Inc. with any questions or requests for assistance that you might have.
TELEPHONE NUMBERS FOR MACKENZIE PARTNERS:

Toll Free (English)	(800) 322-2885

Toll Free (French)	(888) 405-1217

Call Collect	(212) 929-5500

NOTICE OF VARIATION AND EXTENSION
June 29, 2006

TO:	THE HOLDERS OF COMMON SHARES OF FALCONBRIDGE
      By notice to the Depositary and as set forth in this Notice of Variation and Extension, Inco has varied its Original Offer dated October 24, 2005, as amended or supplemented by the notices of extension dated December 14, 2005, January 19, 2006 and February 27, 2006, respectively, and the notice of variation dated May 29, 2006, to purchase all of the issued and outstanding Falconbridge Shares other than any Falconbridge Shares owned directly or indirectly by Inco and including Falconbridge Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of any securities of Falconbridge that are convertible into or exchangeable or exercisable for Falconbridge Shares (other than SRP Rights).
      Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions of Inco’s offer to purchase the Falconbridge Shares as previously set forth in the Original Offer, as amended or supplemented by the First Extension, the Second Extension, the Third Extension and the First Variation, respectively, continue to be applicable in all respects and this Notice of Variation and Extension should be read in conjunction with the Offer and Circular, the First Extension, the Second Extension, the Third Extension, the First Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery, the provisions of which are incorporated herein by reference.
      Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Variation and Extension have the same meaning as in the Offer and Circular. All references to the term “Offer” in the Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended or supplemented by the First Extension, the Second Extension, the Third Extension, the First Variation and this Notice of Variation and Extension.
INCO’S INCREASED OFFER AND
THE PROPOSED COMBINATION OF INCO AND PHELPS DODGE
Inco’s Increased Offer to Falconbridge Shareholders
      On June 26, 2006, Inco announced that it has agreed to increase the cash consideration and the share consideration offered to holders of Falconbridge Shares tendered pursuant to the Offer. As a result, Shareholders will be entitled to elect to receive either Cdn.$53.83 in cash for each Falconbridge Share held or 0.82419 of an Inco Share plus Cdn.$0.05 in cash for each Falconbridge Share held, subject in each case to proration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable under the Offer. The maximum amount of cash consideration available under the Offer has been increased from Cdn.$4,786,678,875 to Cdn.$6,700,377,653 and the maximum number of Inco Shares available for issuance under the Offer has been increased from 200,657,578 to 213,171,558 Inco Shares. Assuming full proration of these maximum amounts, Shareholders would be entitled to receive Cdn.$17.50 in cash and 0.55676 of an Inco Share for each Falconbridge Share tendered to the Offer, subject to adjustment for fractional shares. Inco and Falconbridge have also agreed to a corresponding adjustment to the number of Inco Shares to be received by holders of Falconbridge options following the completion of the take-over bid.
Proposed Combination of Inco and Phelps Dodge
      In response to Teck Cominco Ltd.’s unsolicited offer to acquire all the outstanding Inco Shares, the Inco Board of Directors authorized the entering into of discussions and negotiations with third parties for the purpose of exploring strategic alternatives. Consequently, Inco held discussions with a number of third parties, including Phelps Dodge, with respect to possible strategic alternatives in connection with the Offer and Teck Cominco Ltd.’s unsolicited offer. As a result of its discussions and eventual negotiations with Phelps Dodge, on June 26, 2006, Inco and Phelps Dodge announced that they had entered into a combination agreement (the “Combination Agreement”), pursuant to which, upon the terms and subject to the conditions set forth in the Combination Agreement, a newly-formed, wholly-owned subsidiary of Phelps Dodge (“Subco”) would acquire all of the outstanding Inco Shares by way of a statutory plan of arrangement effected under the Canada Business Corporations Act (the “Arrangement”). Under the terms of the Combination Agreement, each Inco Share would be exchanged under the Arrangement for Cdn.$17.50 in cash and 0.672 of a common share of Phelps Dodge (a “Phelps Dodge Share”). Upon the completion of the Arrangement, Inco would become a wholly-owned subsidiary of Phelps Dodge. The Arrangement is subject to, among other things, approvals from the shareholders of Phelps Dodge, the shareholders of Inco and the Ontario Court of Justice, respectively. The Arrangement is not conditional upon the completion of Inco’s acquisition of Falconbridge pursuant to the increased Offer. However, under the terms of the Combination Agreement, if Inco has successfully acquired all of the outstanding Falconbridge Shares and the Arrangement is successfully completed, then Inco, Falconbridge and Phelps Dodge would effectively be combined to create “Phelps Dodge Inco Corporation”, which is expected to be the world’s leading nickel producer, the world’s largest publicly-traded copper producer and a leading producer of molybdenum and cobalt, with its shares listed on the NYSE and the TSX. The proposed combination has the support of the Falconbridge Board of Directors, which has entered into a separate cooperation agreement with Phelps Dodge, described below.
      This summary of the Combination Agreement, the Note Purchase Agreement (defined below) and the Cooperation Agreement (defined below) is qualified in its entirety by the full text of the Combination Agreement, the Note Purchase Agreement and the Cooperation Agreement. The Combination Agreement, the Note Purchase Agreement and the Cooperation Agreement were filed by Inco (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov.
Combination Agreement between Inco and Phelps Dodge
      Pursuant to the terms of the Arrangement, Subco will acquire all of the Inco Shares such that each outstanding Inco Share (other than (x) Inco Shares held by a holder who has validly exercised its dissent rights or by Phelps Dodge or by any subsidiary of Phelps Dodge and (y) restricted Inco Shares) will be exchanged by the holder thereof for Cdn.$17.50 in cash (the “Cash Amount”) and 0.672 of a Phelps Dodge Share (the “Exchange Ratio”). Each outstanding restricted Inco Share awarded under Inco’s 2001 Key Executive Incentive Plan and 2005 Key Executive Incentive Plan will be exchanged for that number of restricted Phelps Dodge Shares equal to the Exchange Ratio plus the quotient of the Cash Amount divided by the closing price of the Phelps Dodge Shares on the NYSE on the trading day immediately prior to the closing date of the Arrangement expressed in Canadian dollars (such sum, the “Stock Award Exchange Ratio”). Each outstanding option to acquire Inco Shares, whether or not vested, shall be cancelled in exchange for a fully vested option to acquire that number of Phelps Dodge Shares equal to the number of Inco Shares subject to such Inco option multiplied by the Stock Award Exchange Ratio. The exercise price for each Phelps Dodge Share subject to any such converted option will be an amount equal to the quotient of the exercise price per Inco Share subject to such Inco option divided by the Stock Award Exchange Ratio, subject to certain adjustments as set out in the Combination Agreement.
      Completion of the Arrangement and the consummation of the transactions contemplated by the Combination Agreement are proposed to take place following receipt of all shareholder approvals and regulatory clearances, which is generally expected to occur sometime in September 2006.
The New “Phelps Dodge Inco Corporation”
      The combined entity resulting from the Arrangement will be named Phelps Dodge Inco Corporation (“Phelps Dodge Inco”). The board of directors of Phelps Dodge Inco will consist of 15 members, 11 of whom will be selected from the board of directors of Phelps Dodge and four of whom will be selected from the boards of directors of Inco and Falconbridge, respectively. It is proposed that J. Stephen Whisler, currently chairman and chief executive officer of Phelps Dodge, will be chairman and chief executive officer of Phelps Dodge Inco; Scott M. Hand, currently chairman and chief executive officer of Inco, will become vice chairman of Phelps Dodge Inco; Derek Pannell, currently chief executive officer of Falconbridge, will become president of the nickel division of Phelps Dodge Inco, to be called Inco Nickel, and will head Phelps Dodge Inco’s nickel, zinc and aluminium operations; Timothy R. Snider, currently president and chief operating officer of Phelps Dodge, will hold the same position with Phelps Dodge Inco; and Ramiro G. Peru, currently executive vice president and chief financial officer of Phelps Dodge, will be the chief financial officer of Phelps Dodge Inco. Mssrs. Whisler, Snider and Peru will continue to be based in Phoenix, Arizona, while Mssrs. Hand and Pannell will continue to be based in Toronto, Ontario.
Closing Conditions
      The obligations of Inco and Phelps Dodge to effect the Arrangement and complete the transactions contemplated by the Combination Agreement are subject to the satisfaction of certain conditions including, among others, (a) approval of Phelps Dodge’s shareholders (by a vote of a majority of the Phelps Dodge Shares entitled to vote) of an amendment to its restated certificate of incorporation to increase Phelps Dodge’s authorized common stock, change the name of Phelps Dodge to “Phelps Dodge Inco Corporation” and increase the maximum size of Phelps Dodge’s board from 12 to 15 directors; (b) approval by Phelps Dodge’s shareholders (by a vote of majority of the votes cast at the special meeting as long as the total votes cast represents a majority of the Phelps Dodge Shares entitled to vote) of the issuance of Phelps Dodge Shares pursuant to the terms of the Arrangement; (c) approval of Inco’s shareholders of the Arrangement by special resolution (being a resolution approved by 66 2/3% of the votes cast on the special resolution by holders of Inco Shares present in person or by proxy at the Inco shareholder meeting); (d) expiration or termination of the applicable waiting periods under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the European Commission anti-trust Council Regulation (EC) 139/2004 of 20 January 2004; (e) approval under the Competition Act (Canada) and the Investment Canada Act; (f) receipt of an interim order in connection with the Arrangement and a final order approving the Arrangement, in each case, from the Ontario Superior Court of Justice; (g) either (i) Inco having acquired at least two-thirds of the outstanding Falconbridge Shares under the Offer and having completed a Compulsory Acquisition or a Subsequent Acquisition Transaction in order to acquire any remaining outstanding Falconbridge Shares, or (ii) the Support Agreement having been terminated in accordance with its terms; and (h) the Phelps Dodge Shares issuable pursuant to the Arrangement having been approved for listing on the NYSE and the TSX. In addition, Phelps Dodge will not be obligated to consummate the Arrangement if holders of more than 10% (or, in certain circumstances, 15%) of all of the issued and outstanding Inco Shares have exercised dissent rights in respect of the Arrangement.
      Each party’s obligation to complete the transactions contemplated by the Combination Agreement is also subject to certain other conditions, including (i) subject to certain exceptions, the accuracy as of the Closing Date of the representations and warranties of the other party under the Combination Agreement, except for such inaccuracies as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such party, (ii) performance in all material respects by the other party of its material covenants and obligations under the Combination Agreement, and (iii) the absence of material adverse changes in respect of the other party.
Termination Fees
      The Combination Agreement contains certain termination rights in favour of each of Inco and Phelps Dodge and provides that, upon termination of the Combination Agreement under certain specified circumstances, Inco may be required to pay Phelps Dodge a termination payment equal to $475 million, provided that such amount will be increased to $925 million from and after the date that Inco has acquired at least two-thirds of the outstanding Falconbridge Shares. The Combination Agreement also provides that Phelps Dodge may be required to pay Inco a termination payment equal to $500 million in certain specified circumstances. The termination payment of $475 million (or $925 million, as applicable) is payable by Inco only in certain specified circumstances, including in the event the Combination Agreement is terminated by Phelps Dodge or Inco due to a change in recommendation in respect of the Arrangement by the Board of Directors of Inco (unless such change in recommendation is due to a material adverse effect in respect of Phelps Dodge) or is terminated by Inco because it proposes to enter into a definitive agreement in respect of a superior proposal made for Inco in compliance with the terms of the Combination Agreement. The Combination Agreement further provides that each of Phelps Dodge and Inco may be required to pay the other party a termination payment equal to $125 million in certain specified circumstances.
Note Purchase Agreement between Inco and Phelps Dodge
      On June 25, 2006, in connection with the entering into of the Combination Agreement, Inco and Phelps Dodge also entered into a note purchase agreement (the “Note Purchase Agreement”) pursuant to which Phelps Dodge has agreed, subject to certain conditions, to purchase up to $3,000,000,000 aggregate principal amount of Inco 8.0% convertible subordinated notes due April 1, 2012 (the “Notes”). Inco may require the purchase of Notes only to the extent that it requires the proceeds of the Notes for certain permitted uses, being (a) the acquisition of Falconbridge Shares as contemplated by the Support Agreement and/or (b) the satisfaction of the obligations of Inco and Falconbridge to any Shareholders who properly exercise dissent rights in respect of a Compulsory Acquisition or a Subsequent Acquisition Transaction to enable Inco to acquire all of the Falconbridge Shares not acquired under the Offer. Phelps Dodge’s obligation to purchase Notes is subject to, among other things, receipt of customary certificates and opinions from Inco and to (i) approval by the TSX of the issuance and sale of the Notes, the issuance of the Inco Shares issuable upon conversion of the Notes and the listing of such Inco Shares on the TSX and (ii) application having been being made for the listing of such Inco Shares on the NYSE. Phelps Dodge’s obligation to purchase Notes may continue or be terminated after the Combination Agreement is terminated, depending on the circumstances of the termination of such agreement.
      The Notes, if issued, are convertible by the holder, in whole or in part and from time to time, into Inco Shares at a conversion rate equal to 95% of the average closing price of the Inco Shares on the NYSE over the five trading days preceding the date of conversion, provided, however, that the Notes may not be converted (i) prior to the six-month anniversary of the issuance of the Notes or (ii) if the holder of the Notes and its affiliates would own, together with any persons acting jointly or in concert with the holder and its affiliates, after such conversion, an aggregate of more than 20% of the then outstanding Inco Shares. Inco may deliver cash in lieu of part or all of the amount due upon conversion of the Notes at stated principal amount plus accrued interest.
Cooperation Agreement between Falconbridge and Phelps Dodge
      In connection with the Combination Agreement, on June 25, 2006, Falconbridge and Phelps Dodge entered into a cooperation agreement (the “Cooperation Agreement”) pursuant to which Falconbridge has agreed to take certain actions in order to facilitate the Arrangement. Among other things, each of Falconbridge and Phelps Dodge has agreed to afford the other with reasonable access to information, subject to the terms and conditions of the confidentiality agreement previously entered into by Falconbridge and Phelps Dodge. In addition, Falconbridge has agreed to furnish Phelps Dodge with information concerning Falconbridge and (to the extent available to Falconbridge) its Shareholders for the preparation, filing and mailing of the proxy statement of Phelps Dodge proposed to be delivered to its shareholders in connection with the shareholder approval required to be obtained by Phelps Dodge of the transactions contemplated by the Combination Agreement and the regulatory filings required to consummate the transactions contemplated by the Combination Agreement. The Cooperation Agreement shall terminate upon any termination of either the Support Agreement by either Inco or Falconbridge or termination of the Combination Agreement by either Phelps Dodge or Inco.
Source of Funds for Offer to Acquire Falconbridge
      In connection with Inco having increased the consideration under its Offer and entered into the Combination Agreement and the Note Purchase Agreement, Inco also entered into an amendment letter (the “Amendment Letter”) dated June 25, 2006 with its lead arrangers (the “Lead Arrangers”) under the previously disclosed loan agreement dated as of December 22, 2005 among Inco, as borrower, Royal Bank of Canada, as administrative agent, the Lead Arrangers and the other banks and other financial institutions party thereto as lenders (such loan agreement, as amended by a First Amendment Agreement dated as of January 31, 2006 and a Second Amendment Agreement dated as of February 20, 2006, the “Existing Acquisition Facilities Credit Agreement”). The Existing Acquisition Facilities Credit Agreement was amended to provide for the following: (i) a “Change of Control” of Inco will be deemed to occur at the effective time of the Arrangement and upon the consummation of the transactions contemplated by the Combination Agreement, with the result that amounts outstanding under the Existing Acquisition Facilities Credit Agreement may be required to be prepaid and the Existing Acquisition Facilities Credit Agreement terminated within 10 business days of such date, and (ii) an increase in the amount of cash which may be used by Inco to finance its increased Offer and related expenses (collectively, the “Transaction Expenses”).
      Inco and the Lead Arrangers also agreed to amend the Existing Acquisition Facilities Credit Agreement to provide, among other things, for the following: (i) an increase in the amount of debt which may be used by Inco to finance the Transaction Expenses, with additional adjustments in the event dissent or appraisal rights are exercised in connection with Inco’s Offer, and (ii) in the event of a credit rating downgrade by two of three credit rating agencies to BB (or equivalent) or lower in respect of Inco, for an additional financial covenant and the grant of security for Inco’s obligations under the Existing Acquisition Facilities Agreement by Inco and each of its subsidiaries located in the United States or Canada over all assets located in the United States or Canada. The first advance under these loan facilities is available until August 10, 2006.
      In addition, on June 25, 2006, Inco accepted a commitment from the Lead Arrangers to provide additional financing for the Transaction Expenses, on terms and conditions substantially similar to those under the Existing Acquisition Credit Facilities Agreement (as amended by the Amendment Letter).
      Inco intends to finance the cash payable in connection with the Offer through the committed loan facilities referred to above and available cash resources. Inco may also issue Notes pursuant to the Note Purchase Agreement to obtain additional liquidity in connection with the Offer, subject to the requirements of the Note Purchase Agreement.

INCO’S INCREASED OFFER DELIVERS SUPERIOR VALUE
TO FALCONBRIDGE SHAREHOLDERS
Inco’s increased Offer provides significant value for the Falconbridge Shares
      Inco has increased the consideration payable to Shareholders for each Falconbridge Share under the Offer to:

(a)	Cdn.$53.83 in cash (the “Cash Alternative”); or

(b)	0.82419 of an Inco Share and Cdn.$0.05 in cash (the “Share Alternative”), in each case, at the election of the Shareholder and subject to proration. Assuming full proration, a Shareholder would be entitled to receive Cdn.$17.50 in cash and 0.55676 of an Inco Share for each Falconbridge Share tendered to the Inco Offer, subject to adjustments for fractional shares.
      On June 29, 2006, assuming full pro ration of the consideration under the Offer, the implied value of the consideration per Falconbridge Share is Cdn.$57.84 per Falconbridge Share.
      On June 23, 2006, being the last trading day prior to the announcement of the increased Offer, the closing price of the Inco Shares was Cdn.$65.25 on the TSX and $58.26 on the NYSE and the closing price of the Falconbridge Shares was Cdn.$55.50 on the TSX and $49.30 on the NYSE. As of June 23, 2006, the increased Offer represented a premium of 2.5% over the value of the Xstrata Offer based on the TSX closing price and a premium of 2.8% over the value of the Xstrata Offer based on the NYSE closing price, using an exchange rate of Cdn.$1.1236, being the closing rate of the Bank of Canada on June 23, 2006 and assuming full proration.
      On June 29, 2006, the closing price of the Inco Shares was Cdn.$72.46 on the TSX and $65.32 on the NYSE, and the closing price of the Falconbridge Shares was Cdn.$58.30 on the TSX and $52.50 on the NYSE. As of June 29, 2006 the Offer represented a premium of 10.2% over the value of the Xstrata Offer based on the TSX closing price and a premium of 10.3% over the value of the Xstrata Offer based on the NYSE closing price, using an exchange rate of Cdn.$1.1115, being the closing rate of the Bank of Canada on June 29, 2006, and assuming full proration.
The successful completion of the proposed Arrangement could deliver further value
      Shareholders who receive Inco Shares under the Offer and who continue to hold such Inco Shares at the effective time of the Arrangement would expect to receive both the consideration under the increased Offer and, subsequently, the consideration under the Arrangement, if the Arrangement is completed. By way of illustration, assuming the successful completion of both the Offer and the Arrangement, and assuming full proration of the consideration under the Offer, the implied value of the total consideration per Falconbridge Share, on a “look-through” basis (the “Implied Look-through Value”), on June 23, 2006, being the last trading day on the TSX and the NYSE prior to the announcement by Inco, Falconbridge and Phelps Dodge of the increased Offer and the Arrangement, would be Cdn.$62.11, consisting of: (a) Cdn.$27.24 in cash; and (b) 0.3741 of a Phelps Dodge Share, valued at Cdn.$34.87 (based on the closing price of the Phelps Dodge Shares on the NYSE, the closing price of the Inco Shares on the TSX and on the closing rate of the Bank of Canada on June 23, 2006), subject to adjustment for fractional shares. Based on those same assumptions, the Implied Look-through Value on June 29, 2006 is Cdn.$61.34.
      The Implied Look-through Value is based on various assumptions, including the successful completion of both the Offer and the Arrangement, and the respective prices of the Inco Shares and Phelps Dodge Shares on a given date which, for the purpose of the illustration, is with reference to closing price of Phelps Dodge Shares on the NYSE on June 29, 2006, and is subject to various risks, including changes in the market price of the Phelps Dodge Shares and fluctuations in the U.S./Canadian dollar exchange rate. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above. Also see Section 6 of the Circular, “Risk Factors Related to the Offer” and the section of this Notice of Variation and Extension entitled “Risk Factors Relating to the Proposed Combination Transaction” and “Information Concerning Phelps Dodge”.
Inco’s increased Offer provides Shareholders with the opportunity to remain invested in Falconbridge’s assets and to participate in Inco’s assets, and the potential to participate in the synergies of an Inco/Falconbridge combination
      Inco’s Offer provides Shareholders with the opportunity to elect to receive either the Cash Alternative, and receive Cdn.$53.83 in cash per Falconbridge Share, or the Share Alternative, and receive 0.82419 of an Inco Share and Cdn.$0.05 in cash per Falconbridge Share. Assuming full proration, Shareholders would receive Cdn.$17.50 in cash and 0.55676 of an Inco Share for each Falconbridge Share tendered to the Offer, subject to adjustment for fractional shares. Upon successful completion of the Offer, a Shareholder could expect to receive shares of new Inco resulting from the Inco-Falconbridge combination. Accordingly, Inco’s increased Offer provides Shareholders with the opportunity to remain invested in Falconbridge’s assets and to participate in Inco’s assets, and the potential to participate in the synergies of an Inco/Falconbridge combination. Upon successful completion of the Arrangement, Shareholders who continue to hold Inco Shares at the effective time of the Arrangement could expect to receive cash and shares of Phelps Dodge Inco resulting from the Phelps Dodge-Inco combination.
      See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above. Also see Section 6 of the Circular, “Risk Factors Related to the Offer”, Section 1 of the First Variation, “Background to the Increased Offer — Updated Synergies Estimate” and the sections of this Notice of Variation and Extension entitled “Risk Factors Relating to the Proposed Combination Transaction”, “Revised Selected Inco Pro Forma Consolidated Financial Information” and “Information Concerning Phelps Dodge”.
Inco’s increased Offer has the support of the Falconbridge Board of Directors
      Falconbridge’s Board of Directors continues to support Inco’s Offer, which has unanimously been approved by the boards of directors of both companies. The Falconbridge Board of Directors has considered Inco’s Offer and the Xstrata Offer and has concluded that Inco’s Offer is fair and in the best interests of Falconbridge, and that Shareholders should accept Inco’s Offer and tender their Falconbridge Shares to Inco’s Offer. See Falconbridge’s Notice of Change to Directors’ Circular dated June 29, 2006 accompanying this Notice of Variation and Extension.
Inco expects that it will have satisfied its regulatory conditions under the Offer within two weeks’ time
      Inco expects to receive EC regulatory clearance of its proposed acquisition of Falconbridge by no later than July 12, 2006, prior to the Expiry Time on July 13, 2006.
      In contrast, the Xstrata Offer may need to be extended beyond its current expiry date of July 7, 2006, given that Xstrata is continuing to seek regulatory approval for its offer. Since Xstrata is a non-Canadian entity, an acquisition of Falconbridge by Xstrata requires pre-clearance and approval of the Minister of Industry under the Investment Canada Act. In order for such approval to be obtained, the Minister must be satisfied that the acquisition is likely to be of “net benefit to Canada”. See the section of this Notice of Variation and Extension entitled “Recent Developments — Recent Developments Concerning the Xstrata Offer”.
      Management’s expectations with respect to the completion of the proposed transaction between Inco and Falconbridge and receipt of the EC competition clearance are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above. Also see Section 6 of the Circular, “Risk Factors Related to the Offer”.
REVISED SELECTED INCO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
      The following is an updated version of, and replacement for, the selected pro forma consolidated financial information previously contained in the Offer and Circular, as amended or supplemented, and should be read in conjunction with Inco’s unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP thereon, included in this Notice of Variation and Extension. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of the Offeror and Falconbridge as at March 31, 2006 and gives pro forma effect to the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) as if the transactions occurred on March 31, 2006. The pro forma consolidated statements of earnings for the year ended December 31, 2005 and the three month period ended March 31, 2006 have been prepared, respectively, from the audited consolidated statement of earnings of the Offeror and Falconbridge for the year ended December 31, 2005 and the unaudited interim consolidated statement of earnings of the Offeror and Falconbridge for the three month period ended March 31, 2006, and gives pro forma effect to the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) as if the transactions occurred on January 1, 2005.
      The selected pro forma consolidated financial information is not intended to be indicative of the operating results or financial condition of the consolidated entities that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, or (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition, and no adjustments have been made to eliminate historical sales between Inco and Falconbridge as the amounts are not considered significant.

	Three Months Ended		Year Ended
	March 31		December 31

	Inco	Pro forma	Inco	Pro forma
(in millions of U.S.$)	2006	2006	2005	2005

Statement of Earnings Data
Revenues	$1,211	$3,901	$4,518	$11,893
Total costs and operating expenses	886	3,090	3,284	9,955
Earnings before minority interest	220	548	909	1,358
Minority interest	18	24	73	83
Net earnings	202	524	836	1,267

	As at March 31

	Inco	Pro forma
(in millions of U.S.$)	2006	2006

Balance Sheet Data
Cash and cash equivalents	$751	$1,133
Other current assets	1,925	5,856
Property, plant and equipment and other non-current assets	9,575	35,147
Current liabilities excluding current portion of long-term debt	1,132	2,933
Total debt	1,915	10,887
Minority interest	768	1,150
Total shareholders’ equity	5,383	18,697
RISK FACTORS RELATING TO THE PROPOSED COMBINATION TRANSACTION
      In assessing Inco’s Offer, Shareholders should carefully consider the risks described in Section 6 of the Circular, “Risk Factors Related to the Offer” and the section entitled “Risks and Uncertainties” contained in Inco’s Annual Report on Form 10-K for the year ended December 31, 2005, and the other information contained in, and incorporated by reference into, the Offer and Circular and this Notice of Variation and Extension. Shareholders should also carefully consider the risk factors in the section entitled “Risk Factors” in Phelps Dodge’s Annual Report on Form 10-K for the year ended December 31, 2005 incorporated by reference into this Notice of Variation and Extension. Additional risks and uncertainties, including those that Inco does not know about now or that Inco currently deems immaterial, may also adversely affect Inco’s business, including the proposed combination of Inco with Falconbridge upon the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) and the proposed combination of Inco and Phelps Dodge upon the successful completion of the Arrangement. In particular, the increased Offer and the proposed Arrangement are subject to certain risks including the following:
The Combination Agreement may be terminated by Inco or Phelps Dodge in certain circumstances
      Each of Inco and Phelps Dodge has the right to terminate the Combination Agreement in certain circumstances. Accordingly, there can be no certainty, nor can Inco provide any assurance, that the Combination Agreement will not be terminated by either of Inco or Phelps Dodge prior to the completion of the Arrangement. For example, Phelps Dodge has the right, in certain circumstances, to terminate the Combination Agreement in the event of a change or changes that, in the aggregate, have a material adverse effect in respect of Inco. Although a material adverse effect for purposes of the Combination Agreement excludes certain events that are beyond the control of Inco, such as general changes in economic conditions in the United States or Canada or changes generally affecting the mining industry and not having a materially disproportionate effect on Inco, there can be no assurance that a change having a material adverse effect on Inco will not occur prior to the effective date of the Arrangement, in which case Phelps Dodge could elect to terminate the Combination Agreement and the Arrangement would not proceed.

There can be no assurance that the conditions precedent to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the price of Inco Shares
      The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Inco, including receipt of court approval, shareholder approvals of each of Inco and Phelps Dodge and regulatory approvals, including Canadian, U.S. and European competition clearances and Investment Canada Act approval. There can be no certainty, nor can Inco provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If, for any reason, the Arrangement is not completed, the market price of Inco Shares may be adversely affected. Moreover, if the Arrangement is not completed, there can be no assurance that the Board of Directors of Inco will be able to find a party willing to pay an equivalent or more attractive price for Inco Shares than the price to be paid pursuant to the terms of the Combination Agreement.
Under the Arrangement, Inco shareholders will receive Phelps Dodge Shares based on a fixed exchange ratio that will not reflect market fluctuations. Consequently, the Phelps Dodge Shares issuable under the Arrangement may have a market value lower than expected. In addition, the value of the cash portion of the consideration payable under the Arrangement will fluctuate for shareholders
      Inco shareholders will be offered a fixed number of Phelps Dodge Shares under the Arrangement, rather than Phelps Dodge Shares with a fixed market value. Because the exchange ratio under the Arrangement will not be adjusted to reflect any changes in the market value of Phelps Dodge Shares, the market value of Phelps Dodge Shares may vary significantly from the values at the dates referenced in this Notice of Variation and Extension or the actual dates that Shareholders tender their Falconbridge Shares to the Offer or vote in respect of the Arrangement or ultimately become entitled to receive Phelps Dodge Shares on the effective date of the Arrangement. Moreover, currency exchange rates may fluctuate and the prevailing Canadian dollar-U.S. dollar exchange rate on the settlement date may be significantly different than the exchange rate on the date of this Notice of Variation and Extension or the date that Shareholders tender their Falconbridge Shares to the Offer or vote in respect of the Arrangement or ultimately become entitled to receive Phelps Dodge Shares on the effective date of the Arrangement. These changes may significantly affect the value of the consideration received by Inco shareholders under the Arrangement.
VARIATIONS TO THE OFFER
      This Notice of Variation and Extension amends and supplements the Original Offer and Circular, the First Extension, the Second Extension, the Third Extension, the First Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery, as set forth below.
Increase in Offer Price
      Inco has varied the Original Offer, as amended or supplemented, by increasing the price offered to Shareholders for each Falconbridge Share to, at the election of the Shareholder:

(a)	Cdn.$53.83 in cash in respect of each Falconbridge Share held (the “Cash Alternative”); or

(b)	0.82419 of an Inco Share and Cdn.$0.05 in cash in respect of each Falconbridge Share held (the “Share Alternative”), in each case, as elected by the Shareholder in the applicable Letter of Transmittal, and subject to proration as set out in the Original Offer and this Notice of Variation and Extension.
      The maximum amount of cash consideration available under the Offer has been increased from Cdn.$4,786,678,875 to Cdn.$6,700,377,653, representing an increase of Cdn.$1,913,698,778 or Cdn.$5.00 per Falconbridge Share on an adjusted fully diluted basis. The maximum number of Inco Shares issuable under the Offer has been increased from 200,657,578 Inco Shares to 213,171,558 Inco Shares.
      The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Subsequent Acquisition Transaction does not exceed these maximum aggregate amounts and will be based on the number of Falconbridge Shares acquired in proportion to the number of Falconbridge Shares outstanding on an adjusted fully diluted basis.
      Assuming all Shareholders tendered to the Cash Alternative or all Shareholders tendered to the Share Alternative, each Shareholder would be entitled to receive Cdn.$17.50 in cash and 0.55676 of an Inco Share for each Falconbridge Share tendered, subject to adjustment for fractional shares.

      Accordingly, the definitions of “Maximum Take-Up Date Cash Consideration” and “Maximum Take-Up Date Share Consideration” in the “Glossary” section of the Offer and Circular (found at page 9 of the Offer and Circular) are deleted in their entirety and replaced by the following definitions, respectively:

“Maximum Take-Up Date Cash Consideration” means, in respect of a Take-Up Date, the product obtained by multiplying (i) Cdn.$6,700,377,653 by (ii) the quotient resulting when the aggregate number of Falconbridge Shares to be taken up on such Take-Up Date is divided by 382,878,723, being the aggregate number of Falconbridge Shares outstanding as at June 25, 2006 (calculated on an adjusted fully diluted basis).

“Maximum Take-Up Date Share Consideration” means, in respect of a Take-Up Date, the number of Inco Shares equal to the product obtained by multiplying (i) 213,171,558 Inco Shares by (ii) the quotient resulting when the aggregate number of Falconbridge Shares to be taken up on such Take-Up Date is divided by 382,878,723, being the aggregate number of Falconbridge Shares outstanding as at June 25, 2006 (calculated on an adjusted fully diluted basis).
      The details of proration are more fully described in Section 1 of the Original Offer, “The Offer”.
      Fractional Inco Shares will not be issued in connection with the Offer. Where a Shareholder is to receive Inco Shares as consideration under the Offer and the aggregate number of Inco Shares to be issued to such Shareholder would result in a fraction of an Inco Share being issuable, the number of Inco Shares to be received by such Shareholder will either be rounded up or down and the amount of cash to be received by such Shareholder will correspondingly be either decreased or increased (on the basis of Cdn.$65.25 per Inco Share) such that the Maximum Take-Up Date Cash Consideration is paid and the Maximum Take-Up Date Share Consideration is issued in respect of Falconbridge Shares taken up on such Take-Up Date.
      If any holder of Falconbridge Options does not exercise such options prior to the Expiry Time, their Falconbridge Options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, except that, to the extent permitted, an option to acquire Falconbridge Shares will become an option to acquire that number of Inco Shares equal to the number of Falconbridge Shares multiplied by 0.8250 (representing 0.82419 of an Inco Share adjusted to account for the Cdn.$0.05 payable under the Share Alternative) and have an exercise price per Inco Share equal to the exercise price per Falconbridge Share of that option immediately prior to the Expiry Time divided by 0.8250, subject to adjustments to ensure the “in-the-money” amount in respect of such option does not increase.
      Assuming that all of the conditions to the Offer are satisfied or waived, all Shareholders whose Falconbridge Shares are taken up under the Offer, including those Shareholders who have already deposited their Falconbridge Shares to the Offer, will receive the increased price for their Falconbridge Shares. Shareholders who have validly deposited and not withdrawn their Falconbridge Shares need take no further action to accept the Offer.
Extension of the Offer
      Inco has extended the Original Offer, as amended or supplemented, by extending the Expiry Time of the Offer from 8:00 p.m. (Toronto time) on June 30, 2006 to 8:00 p.m. (Toronto time) on July 13, 2006. Accordingly, the definition of “Expiry Date” in the Original Offer, as amended, is deleted in its entirety and replaced with the following definition:

“Expiry Date” means July 13, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Falconbridge Shares may be deposited under the Offer.
Amendment to Condition of the Offer
      Section 5(b) of the Original Offer, as amended or supplemented, (found at page 17 of the Offer to Purchase) is deleted in its entirety and replaced with the following:

(b)	(A)(i) the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act in respect of the purchase of the Falconbridge Shares by the Offeror, or (ii) the waiting period under Part IX of the Competition Act shall have expired or have been waived in accordance with the Competition Act and the Commissioner shall have advised the Offeror in writing (which advice shall not have been rescinded or amended) to the satisfaction of the Offeror acting reasonably that she has determined not to make an application under Part VIII of the Competition Act in respect of the purchase of the Falconbridge Shares by the Offeror; (B) the applicable waiting periods (and any extension thereof) under the HSR Act shall have expired or been terminated; (C) the applicable waiting periods instituted by the European Commission and/or the EC member states agencies shall have expired or been terminated; and (D) all requisite approvals, notifications and authorizations for the Contemplated Transactions under the HSR Act, the EC Merger Regulation, the Competition Act or any corresponding requirements of the EC member states, shall have been obtained;

Other Changes to the Offer and Circular
      The definition of “Support Agreement” in the “Glossary” section of the Offer and Circular (found at page 10 of the Offer and Circular), is deleted in its entirety and replaced by the following definition:

“Support Agreement” means the agreement between Inco and Falconbridge, dated October 10, 2005, as the agreement may be amended by Inco and Falconbridge from time to time, providing, among other things, for the making of the Offer and the agreement of Falconbridge to support the Offer.
AMENDMENTS TO THE SUPPORT AGREEMENT
      On June 25, 2006, Inco entered into a fifth amending agreement (the “Fifth Amendment”) with Falconbridge to amend the Support Agreement originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006 and May 13, 2006, respectively. This summary of the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, as amended. The Fifth Amendment was filed by Inco (i) with the Canadian securities regulatory authorities, available at www.sedar.com and (ii) with the SEC, available at www.sec.gov.
Increase in Offer Price
      Under the terms of the Fifth Amendment, Inco has agreed to increase the cash consideration and the share consideration offered to holders of Falconbridge common shares pursuant to the Offer to Cdn.$53.83 in cash and to 0.82419 of an Inco Share, respectively, per Falconbridge Share. As a result, Shareholders will be entitled to elect to receive either Cdn.$53.83 in cash for each Falconbridge Share held or 0.82419 of an Inco Share plus Cdn.$0.05 in cash for each Falconbridge Share held, subject in each case to proration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable under the Offer. The maximum amount of cash consideration available under the Offer has been increased to Cdn.$6,700,377,653 and the maximum number of Inco common shares available for issuance under the Offer has been increased to 213,171,558 Inco Shares. Assuming full proration of these maximum amounts, Shareholders would be entitled to receive Cdn.$17.50 in cash and 0.55676 of an Inco Share for each Falconbridge Share tendered to the Offer, subject to adjustment for fractional shares. Inco and Falconbridge have also agreed to a corresponding adjustment to the number of Inco Shares to be received by holders of Falconbridge options following the successful completion of the Offer.
Recommendation of the Board of Directors of Falconbridge
      Falconbridge has confirmed that the Board of Directors of Falconbridge, upon consultation with its financial and legal advisors, has unanimously determined that the increased price under the Offer is fair from a financial point of view to all Shareholders (other than Inco) and that it is in the best interests of Falconbridge for the Offer to be made and for the Board of Directors of Falconbridge to support the transactions contemplated by the Support Agreement, as amended, including the increased Offer and the Combination Agreement entered into by Inco and Phelps Dodge. Accordingly, the Board of Directors of Falconbridge has unanimously approved the entering into of the Fifth Amendment and the making of a recommendation that Shareholders accept the Offer.
Cooperation
      In light of the proposed Arrangement, under the terms and subject to the conditions of the Fifth Amendment, Falconbridge has agreed to use its reasonable best efforts to cooperate with Inco and to obtain all necessary consents and approvals with respect to the transactions contemplated by the Combination Agreement between Inco and Phelps Dodge. Falconbridge has also agreed to furnish Inco with all information concerning it and its Shareholders as may be required (and, in the case of its Shareholders, available to it) for the preparation, filing and mailing of the management information and proxy circular proposed to be delivered by Inco to its shareholders in connection with the proposed Arrangement, as well as the making of regulatory filings, as required under the Combination Agreement.
Termination Provisions
      The Fifth Amendment also amends the Support Agreement to provide that the Support Agreement may be terminated by either Inco or Falconbridge in the event (i) the other party has not complied in all material respects with its covenants or obligations under the Support Agreement, or (ii) any representation or warranty of the other party under the Support Agreement, as the case may be, shall have been untrue or incorrect as at October 10, 2005 (being the first date of the Support Agreement) or shall have become untrue or incorrect at any time prior to the Expiry Time and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the notice of such breach and the Expiry Time except, in the case of a termination by Falconbridge, for any untrue representations or warranties of Inco which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect with respect to Inco and except, in the case of a termination by Inco, for any untrue representations or warranties of Falconbridge which, individually or in the aggregate, would not, or would not reasonably be expected to, have a Material Adverse Effect with respect to Falconbridge or would not, or would not reasonably be expected to, prevent or materially delay the completion of the Offer or a Subsequent Acquisition Transaction prior to the Expiry Time.
Other Amendments
      The Fifth Amendment also provides for certain technical amendments to the Support Agreement for the purpose of clarifying certain provisions.
INFORMATION CONCERNING PHELPS DODGE
Phelps Dodge
      Phelps Dodge is one of the world’s leading producers of copper and molybdenum, and is the world’s largest producer of molybdenum-based chemicals and continuous-cast copper rod. Phelps Dodge consists of two major divisions: (i) Phelps Dodge Mining Company (“PDMC”) and (ii) Phelps Dodge Industries (“PDI”).
      PDMC includes Phelps Dodge’s worldwide, vertically integrated copper operations from mining through rod production, marketing and sales; molybdenum operations from mining through conversion to chemical and metallurgical products, marketing and sales; other mining operations and investments; and worldwide mineral exploration, technology and project development programs. PDI, Phelps Dodge’s manufacturing division, consists of its Wire and Cable segment, which produces engineered products principally for the global energy sector. The Wire and Cable segment has operations in the United States, Latin America, Asia and Africa. This segment produces magnet wire, copper and aluminum energy cables, specialty conductors and other products for sale principally to original equipment manufacturers for use in electrical motors, generators, transformers, medical applications and public utilities.
      Phelps Dodge was incorporated as a business corporation under the laws of the State of New York in 1885. Its corporate headquarters is located at One North Central Avenue, Phoenix, Arizona AZ 85004-4414. The Phelps Dodge Shares are listed on the NYSE under the symbol “PD”.
Phelps Dodge Documents Incorporated by Reference
      Information regarding Phelps Dodge in this Notice of Variation and Extension has been derived from documents filed by Phelps Dodge with the SEC and the Canadian securities regulatory authorities. The documents listed below, which contain important information about Phelps Dodge, its business and its financial condition, and which were previously filed by Phelps Dodge with the SEC and which subsequently have been filed with Canadian securities regulatory authorities, are specifically incorporated by reference into, and form an integral part of, this Notice of Variation and Extension:

(a)	quarterly report of Phelps Dodge on Form 10-Q for the quarter ended March 31, 2006; and

(b)	annual report of Phelps Dodge on Form 10-K for the year ended December 31, 2005.
      Inco understands that copies of the documents incorporated herein by reference regarding Phelps Dodge may be obtained on request without charge from Phelps Dodge’s Secretary at One North Central Avenue, Phoenix, Arizona,

85004, Telephone: (602) 366-8100. Copies of documents incorporated by reference may also be obtained by accessing the websites located at www.sedar.com and www.sec.gov.
      Inco understands that following the date of this Notice of Variation and Extension, Phelps Dodge intends to file with securities regulatory authorities in Canada on SEDAR selected unaudited pro forma consolidated financial information giving effect to the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) and the successful completion of the Arrangement and the transactions contemplated by the Combination Agreement as if such transactions had occurred on March 31, 2006 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2005 for the purposes of the pro forma consolidated statements of earnings for the year ended December 31, 2005 and the three month period ended March 31, 2006, which, when so filed, shall be deemed to be incorporated by reference into and form an integral part of, the Offer and Circular.
Description of Phelps Dodge Capital Stock
      The authorized capital of Phelps Dodge consists of 300,000,000 Phelps Dodge Shares, par value $6.25 per share, 6,000,000 preferred shares, par value $1.00 per share, issuable in series, of which 2,000,000 have been designated 6.75% Series A Mandatory Convertible Preferred Shares (the “Convertible Preferred Shares”) and 400,000 have been designated Junior Participating Cumulative Preferred Shares (the “Cumulative Preferred Shares”). As of June 20, 2006, there were 219,991,676 Phelps Dodge Shares issued and outstanding and no Convertible Preferred Shares or Cumulative Preferred Shares issued and outstanding. As of June 20, 2006, there were options to acquire an aggregate of 582,473 Phelps Dodge Shares and 129,947 deferred share units payable in cash or Phelps Dodge Shares outstanding under Phelps Dodge’s stock equity-based incentive plans. Phelps Dodge has proposed to increase the number of authorized Phelps Dodge Shares to 1,500,000,000 pursuant to an amendment to its charter, and the effectiveness of that amendment is a condition precedent to the completion of the Arrangement.
Phelps Dodge Shares
      Phelps Dodge Shares are listed on the New York Stock Exchange under the Symbol “PD”. Each holder of a Phelps Dodge Share is entitled to one vote for each Phelps Dodge Share held of record on the applicable record date on all matters submitted to a vote of shareholders. The holders of Phelps Dodge Shares are entitled to receive, from funds legally available for the payment thereof, dividends if, when and as declared by resolution of the Phelps Dodge board of directors, subject to any preferential dividend rights granted to the holders of any outstanding Phelps Dodge preferred stock. In the event of liquidation, each Phelps Dodge Share is entitled to share pro rata in any distribution of Phelps Dodge’s assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Phelps Dodge preferred stock. Holders of Phelps Dodge Shares have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued shares, treasury shares or other securities.
Preferred Stock
      Under the Phelps Dodge restated certificate of incorporation, the Phelps Dodge board of directors has the authority, without shareholder approval, to create one or more classes or series within a class of preferred stock, to issue shares of preferred stock in such class or series up to the maximum number of shares of the relevant class or series of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such class or series, including the dividend rights, voting rights, the rights and terms of redemption, the rights and terms of conversion, liquidation preferences, the number of shares constituting any such class or series and the designation of such class or series. The Phelps Dodge board of directors has designated a series of preferred stock as junior participating cumulative preferred shares, and has issued rights to purchase those shares which are exercisable only upon the occurrence of certain events.

Price Range and Trading Volume of Phelps Dodge Shares
      The Phelps Dodge Shares are traded on the NYSE. On June 23, 2006, being the last trading day on the NYSE prior to the announcement of the proposed combination of Phelps Dodge and Inco, the closing price for the Phelps Dodge Shares was $82.95 on the NYSE. The following table sets forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of the Phelps Dodge Shares on the NYSE:
Trading of Phelps Dodge Shares

	NYSE

	High	Low	Volume

	($)	($)	(#)
2006
January	81.85	68.25	131,802,400
February	82.60	68.94	129,851,000
March	81.48	66.45	119,323,900
April	91.39	81.86	102,151,700
May	99.16	79.80	178,073,700
June (1-29)	86.94	74.30	203,862,000
      On June 29, 2006, the closing price for the Phelps Dodge Shares was $82.00 on the NYSE.
RECENT DEVELOPMENTS
      In addition to the items discussed above under “Inco’s Increased Offer and The Proposed Combination of Inco and Phelps Dodge”, since the date of the First Variation, the following recent developments have occurred regarding Inco:
Regulatory Clearances for the Inco Offer
      Since late February 2006, Inco and Falconbridge have provided additional information to and had discussions and meetings with the U.S. Department of Justice (“DOJ”) on a possible remedy to address the competition concerns that the DOJ had identified with respect to Inco’s pending acquisition of Falconbridge. This proposed remedy included the divestiture of Falconbridge’s Nikkelverk refinery located in Norway and related marketing organizations which sell the finished nickel and other metal products produced at Nikkelverk, as well as a long-term agreement under which Inco would supply nickel-in-matte as feed for the Nikkelverk facility.
      With the EC having proceeded to its second phase review of the pending acquisition in late February 2006 and also having identified certain competition concerns with respect to the transaction similar to the ones that the DOJ had raised, Inco and Falconbridge also submitted additional information to the EC in response to various questions raised and discussed and had meetings with the EC on a remedy along the lines of what the parties had been discussing with the DOJ to resolve the EC’s competitive concerns.
      In early May 2006, Inco and Falconbridge received from the EC its statement of objections to the pending transaction, a normal step in a second phase review of any acquisition similar to Inco’s pending transaction with Falconbridge. Inco responded to this statement in accordance with the applicable timetable for this process.
      With both the DOJ and the EC having raised certain issues with respect to the adequacy of the possible remedy that Inco and Falconbridge had discussed with each regulatory authority, Inco and Falconbridge then evaluated how those issues could be addressed through possible changes to the remedy developed by them that would be acceptable to both of them as well as to the DOJ and to the EC, including having the purchaser of the assets and related operations to be divested cleared by both the DOJ and the EC as part of the remedy.
      On June 7, 2006, Inco and Falconbridge announced that they had reached a definitive agreement (the “LionOre Agreement”) with LionOre Mining International Ltd. (“LionOre”) covering the sale to LionOre of certain assets and related operations of Falconbridge for a $650 million acquisition price to be satisfied by the payment of $400 million in cash and by the issuance and delivery of $250 million of common shares of LionOre. This sale represented the remedy intended to address competition concerns associated with the acquisition that the DOJ and the EC had identified. This sale will include Falconbridge’s Nikkelverk refinery and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third-party feeds for this facility (the “Divested Assets”). In addition, the sale will include an agreement to supply up to 60,000 tonnes of nickel-in-matte annually, approximately equivalent to the current volume of feed provided by Falconbridge’s operations to this refinery, for up to ten years.
      The closing of the sale of the Divested Assets to LionOre is subject to the satisfaction of certain conditions, including the attainment of all applicable approvals and consents necessary to permit the transaction contemplated by the Offer and the TSX having conditionally approved the issue and listing of LionOre shares being issued to Falconbridge as part of the acquisition price consideration. LionOre’s obligations pursuant to the LionOre Agreement are subject to a number of conditions, including availability of financing to LionOre on the closing date and receipt of regulatory approvals. Falconbridge’s obligations pursuant to the LionOre Agreement are also subject to certain conditions, including Inco having acquired more than 50% (on a fully diluted basis) of the Falconbridge Shares pursuant to its Offer or otherwise.
      Both the DOJ and the EC were advised when this definitive agreement with LionOre was entered into and the terms thereof. Based upon their review of the definitive agreement, the DOJ and the EC requested that certain changes be made to the definitive agreement and an amendment thereto was entered into by the parties to reflect such changes.
      On June 16, 2006, the DOJ advised Inco and Falconbridge that LionOre represented an acceptable purchaser for the Divested Assets. A final judgment and a hold separate stipulation and order were filed on June 23, 2006 in the United States District Court for the District of Columbia, setting forth the terms of the sale of assets and related operations to LionOre. These filings are subject to public review and comments pursuant to applicable U.S. law. Also on June 23, 2006, the DOJ granted U.S. regulatory clearance for the acquisition of Falconbridge in view of the commitment by Inco and Falconbridge to sell the Divested Assets.
      Inco understands from discussions with the EC that, based on information and explanations received to date, the EC also considers LionOre to be a suitable purchaser for the Divested Assets and that the transaction will be cleared based upon this remedy by no later than July 12, 2006.
      Management’s expectations with respect to the satisfaction of the Competition Clearance Conditions (as defined in the Support Agreement) and the anticipated timing of completion of the relevant milestones in the regulatory clearance process are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above. Also see Section 6 of the Circular, “Risk Factors Related to the Offer”.
Recent Developments Concerning the Xstrata Offer
      On May 18, 2006, Xstrata filed its take-over bid circular relating to its offer to acquire the outstanding common shares of Falconbridge. The Xstrata Offer remains subject to certain conditions. Since Xstrata is a non-Canadian entity, an acquisition of Falconbridge by Xstrata requires the approval of the Minister of Industry under the Investment Canada Act before it can proceed. In order for such approval to be obtained, the Minister must be satisfied that the acquisition is likely to be of “net benefit to Canada”, taking into consideration a number of factors specified in the Investment Canada Act. The Investment Canada Act contemplates an initial review period of 45 days after filing. However, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant) to permit completion of the review. It is not known by Inco whether (or if so, when) the Minister will grant the requisite approval under the Investment Canada Act. However, on June 1, 2006, members of the House of Commons (Canada) Standing Committee on Industry, Science and Technology (the “Industry Committee”) unanimously approved a motion that the Minister of Industry delay the completion of the Investment Canada review of the Xstrata Offer until after all international regulatory bodies have ruled regarding the Inco/Falconbridge merger proposal. The motion is not binding on the Minister of Industry. However, it does represent the unanimous view of the members of the Industry Committee. If the Minister determines to act in accordance with the Industry Committee’s unanimously approved motion, it is likely that it will be necessary for him to issue an extension of the review period under the Investment Canada Act.
      Inco understands that the Xstrata Offer remains subject to the EC’s 30-day first phase competition review that began on June 8, 2006 and currently ends on July 13, 2006. Xstrata has announced that it has received clearance by competition or anti-trust regulatory authorities in Canada and the United States.
      On June 9, 2006, Mr. Mick Davis, Chief Executive of Xstrata, wrote to Mr. Scott M. Hand, Chairman and Chief Executive Officer of Inco, to advise him that Xstrata does not intend to accept Inco’s Offer and, further, that Xstrata has determined that if Inco does take up and pay for Falconbridge Shares under the Offer and proceeds to complete a Subsequent Acquisition Transaction, Xstrata currently intends to exercise any available right of dissent in connection with a Subsequent Acquisition Transaction and demand payment of the fair value of the Falconbridge Shares held by Xstrata and its affiliates in cash. On that same date, Xstrata also filed an amendment to its Schedule 13D with the SEC to amend its disclosure in that connection. There can be no assurance that the value of the consideration that will be offered to dissenting shareholders will be the same as the value of the consideration under the Offer, for reasons that include, Inco’s view that value attributable to the benefits (including substantial synergies expected to be realized from the completion of the Offer) of the combination of Inco and Falconbridge would not apply to a Shareholder who dissents from the transaction and the different timing applicable to the computation of fair value under the dissent process. Further, there can be no assurance that a court would determine that fair value, as determined in a dissent proceeding, would only be paid in cash. Shareholders who tender their Falconbridge Shares to the Offer can expect to receive the consideration for their Falconbridge Shares under the Offer without the risk of delays otherwise arising from a dissent proceeding.
Recent Developments Concerning Teck’s Offer for Inco
      The unsolicited offer by Teck Cominco Limited (“Teck”) to purchase all of the common shares of Inco that it does not already own was mailed to Inco shareholders on May 23, 2006 (the “Teck Offer”) and remains outstanding. On June 14, 2006, Teck announced that it had received Canadian and United States anti-trust clearance for the Teck Offer to proceed. Inco understands that clearance of the Teck Offer from the EC remains outstanding. On June 14, 2006, Teck also announced that it had been authorized to list its Class B subordinate voting shares on the NYSE and that such listing is expected to become effective on June 29, 2006.
      Inco’s Board of Directors has unanimously recommended that Inco’s shareholders reject the Teck Offer and not tender their Inco Shares to the Teck Offer. Inco has delivered a Directors’ Circular to its shareholders and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in connection with the Teck Offer.
IMPORTANT INFORMATION FOR INVESTORS CONCERNING THE TECK OFFER

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTORS’ CIRCULAR AND SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND AMENDMENTS INCO HAS FILED TO SUCH STATEMENT AS WELL AS ADDITIONAL AMENDMENTS THAT INCO MAY FILE THERETO, AS THEY CONTAIN, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION.
     Investors and securityholders may obtain copies of the Directors’ Circular and Solicitation/ Recommendation Statement and other public filings made from time to time by Inco with the SEC free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.
Canadian Labour Relations Update
      On May 31, 2006, unionized production and maintenance employees at Inco’s mining and processing operations in Sudbury, Ontario and Port Colborne, Ontario ratified the tentative agreement reached between Inco and the United Steelworkers union on May 29, 2006. The three-year agreement contains, among other things, a commitment from Inco not to lay off any employees at its Sudbury and Port Colborne operations for a period of three years. Although Inco has announced that approximately 150 positions would be eliminated in Sudbury following the combination of Inco and Falconbridge, Inco expects that these positions would be eliminated through attrition.
      The United Steelworkers union has recently been certified as the bargaining agent for employees at the mine and concentrator of Inco’s subsidiary, Voisey’s Bay Nickel Company Limited (“VBNC”). Negotiations are currently under way between VBNC and the union with respect to a first collective agreement for such employees in Voisey’s Bay.
      If VBNC and the union fail to reach an agreement by late July or early August of 2006, a strike could ensue, that could, if such strikes continues for a period beyond a few months, significantly interrupt production at the mine and concentrator and, as a result, impact production at Inco operations in Thompson and Sudbury (where the feed from the Voisey’s Bay mine is shipped for further processing).

New Canadian Exploration Results
      On June 19, 2006, Inco announced significant new exploration results at all three of its Canadian integrated mining operations, adding to the broad range of options that Inco has for future development and expansion at its existing Canadian mines. Drilling results indicating high-grade nickel deposits were announced for mines in Voisey’s Bay, Thompson and Sudbury providing the potential opportunity to increase nickel production and accelerate cash flow or extend mine life through low-cost development at these operations.
Goro Project Update
      As previously announced by Inco, protesters committed a series of actions against Inco’s Goro development project in New Caledonia in early April 2006. Various public roads leading to the Goro project site were blocked and trucks, excavators and building materials were vandalized. In addition, the main water supply to the project site was cut off and pipes that were to have been used in the water supply pipeline to the project were damaged. French military police were mobilized to remove the protesters and secure the site, having particular regard to the safety of workers. The construction site was shut down over a three-week period in April, with a phased remobilization that commenced in late April. Construction activity has now returned to the operating levels that existed prior to the disruptions.
      Goro Nickel SAS, Inco’s 72%-owned subsidiary which is developing the project, is currently assessing the extent of the damage to the site and estimating the remediation and other costs to the project which will be attributable to the April disruptions. Goro Nickel SAS is also currently assessing the extent to which the April disruptions will delay the schedule for the completion of the project and consequently increase its capital costs.
      A full review and update of the capital cost forecast and schedule for the Goro project is now in progress. This review will take in to account the effect of the April disruptions described above, as well as other cost and schedule pressures which have been experienced on the project. Cost pressures are attributable to, among other things, (1) increases in prices for fuel, construction materials and other input costs affecting projects worldwide, (2) certain minor scope changes to improve the performance and reliability of the project that were identified during the advanced, detailed engineering and procurement process, (3) additional regulatory compliance costs, including additional permitting requirements to align permits with the current configuration of the project, and (4) the extension of the construction schedule. In addition to the April disruptions, schedule pressures are attributable primarily to an approximate five-month delay in the start-up of certain construction work at the Goro site during 2005 while certain permit-related issues were resolved. While it was expected that this time would be recovered, this has not been the case, and the April disruptions now make this unlikely.
      Inco’s last capital cost forecast for Goro’s mine, process plant and infrastructure was $1.878 billion, with a minus 5% to plus 15% confidence level, and, in Inco’s Annual Report on Form 10-K, Inco stated that, if it were to formally update that forecast, such updated forecast would be expected to be at the high end of the plus 15% confidence level. Inco’s last forecast regarding the schedule for the Goro project was that the initial start-up of the project would occur in late 2007. Inco currently expects to be in a position to announce a revised capital cost estimate and a revised schedule reflecting all of the factors noted above, subject to a confidence or accuracy level developed as part of that estimate, in the third quarter of 2006. At that time, engineering will have been substantially completed, all major construction contracts will have been awarded, construction performance data will be available and a full assessment of the costs attributable to the April disruptions will have been completed. Based on preliminary results of the capital cost and schedule review process, Inco currently expects that the revised capital cost forecast for the project will exceed the range of the previously announced forecast of $1.878 billion plus 15% (i.e., $2.15 billion) and that the initial start-up of the project will be delayed beyond the fourth quarter of 2007. Inco believes that, taking into account these expected and potential increases, the Goro project continues to offer a reasonable return based on Inco’s medium and long-term commodity price assumptions.
      Goro Nickel SAS currently plans to submit an application for an operating permit covering the Goro mine, process plant and infrastructure later this year, to take effect prior to the initial start-up of the Goro project. This permit would replace the operating permit that was recently revoked by a New Caledonian administrative tribunal, and that was due to expire in October of 2006 in any event. While management believes that the new operating permit will be issued, there can be no assurance that it will be obtained in a timely manner prior to the start-up of commercial production.
      Management’s capital cost estimates for the Goro project are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above.

Nickel and Copper Market Updates
Nickel
      The London Metal Exchange (LME) benchmark cash nickel price hit a high of $23,100 per tonne ($10.48 per pound) on May 31, 2006. The LME cash nickel price was $21,350 per tonne ($9.68 per pound) as of June 28, 2006. During the second quarter of 2006, the LME cash nickel price rose, averaging $19,961 per tonne ($9.05 per pound) for the quarter up to June 28, 2006 as compared with a first quarter 2006 average of $14,811 per tonne ($6.72 per pound). Inco believes that the price rise was due the strong nickel market fundamentals.
      The nickel market has continued to outpace Inco’s expectations. On June 22, 2006, Inco announced that it had increased its projection of the 2006 global nickel market deficit to 30,000 tonnes. Inco expects that there will not be a repeat of the weaker market conditions that occurred in the second half of 2005. Inco is projecting a very strong market for the remainder of 2006 based on the following ten factors.

Suggests strong
market conditions
Nickel market factors	June 2005	June 2006	in 2006

1. Industrial Production Leading indicator	Falling	Rising	✓
2. Stainless inventories	Rising	Below normal	✓
3. Stainless prices	Falling	Rising	✓
4. Stainless bookings	Low and weakening	Booked past Q3	✓
5. Stainless production	Production cuts	Production increases	✓
6. Scrap prices	87-92% of LME	99% of LME	✓
7. Nickel inventory	3.7 weeks and rising	4.1 weeks and falling	✓
8. Nickel premiums	Weakening	Rising	✓
9. Non-stainless demand	Strong	Strong	✓
10. Nickel supply	Meeting demand	Struggling to meet demand	✓
      Inco continues to expect that the nickel market will be very tight, with market deficits for several years as demand is expected to outstrip limited supply growth. Strong nickel demand growth is expected to result from strong global industrial production growth. Demand is expected to be strong from all regions and from all key applications of nickel, including stainless steel which represents approximately 65% of the nickel demand and from non-stainless applications, such as alloy steel, foundry, superalloys and plating. On the supply-side, growth through 2010 will be limited to the projects already announced. It takes a number of years to bring on significant new nickel supply. In order to meet the expected underlying demand for nickel, the market would need a ‘Goro-sized’ project every year. Even if a new ‘surprise’ project was announced in 2006, the nickel would be unlikely to hit the market until after 2010. Inco believes that the strong nickel market conditions along with increased investment activities from funds will lead to higher than historic prices and higher price volatility.
      Management’s expectations with respect to nickel prices and the supply and demand for nickel and nickel products are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above.
Copper
      The LME benchmark cash copper price was $7,045 per tonne ($3.20 per pound) on June 28, 2006. The LME cash copper price has averaged $7,249 per tonne ($3.29 per pound) for the second quarter of 2006 up to June 28, as compared with a first quarter 2006 average of $4,944 per tonne ($2.24 per pound). The LME cash price set a new record of $8,788 per tonne ($3.99 per pound) on May 12, 2006. Inco believes that the price rise was due the strong copper market fundamentals.
      Copper prices continue to be driven by strong demand, very low inventories, supply constraints, and operating disruptions. Throughout 2006, copper demand has been very strong in all market segments, particularly electronics and automotive in Asia and air conditioning and construction in the United States. At the same time copper inventory levels have dropped to historically low levels. Inco expects demand for copper and copper products is expected to remain strong beyond 2006, driven by strong global economic growth and continued strong demand in China and India.

      In 2006, copper producers are struggling to meet their planned production and Inco believes that the world’s refined copper production capacity expansions currently in the planning pipeline will be barely sufficient to meet forecast demand. Inco believes that the copper market will be tightly balanced or in deficit for several years — with a parallel impact on the copper price and price volatility as seen in the nickel market.
      Management’s expectations with respect to copper prices and the supply and demand for copper and copper products are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING INFORMATION” above.
PT Inco Fire Update
      As previously announced by Inco, a fire occurred at one of the four electric furnaces at PT Inco’s Sorowako operations on May 24, 2006. Since that time, PT Inco’s production of nickel-in-matte, an intermediate nickel product, has been reduced by approximately 454 tonnes (one million pounds) per week. PT Inco estimates that the furnaces will be off-line for approximately seven to eight weeks.
Trading of Inco Shares
      The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Inco Shares on the TSX and the NYSE:
Trading of Inco Shares

	TSX			NYSE

	High	Low	Volume	High	Low	Volume

	(Cdn.$)	(Cdn.$)	(#)	($)	($)	(#)
2006
January	58.07	50.06	30,227,244	51.28	43.00	44,056,400
February	58.80	53.20	32,188,789	51.17	46.30	39,842,700
March	59.48	53.26	36,105,748	52.01	45.73	53,240,200
April	64.92	59.30	25,672,919	56.98	50.79	47,632,400
May	76.51	61.89	72,859,607	69.55	55.80	95,279,500
June (1-29)	73.18	63.68	56,367,010	66.24	56.84	56,595,700
      On June 29, 2006, the closing price for the Inco Shares was Cdn.$72.46 on the TSX and $65.32 on the NYSE.
Trading of Falconbridge Shares
      The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Falconbridge Shares on the TSX and the NYSE:
Trading of Falconbridge Shares

	TSX			NYSE

	High	Low	Volume	High	Low	Volume

	(Cdn.$)	(Cdn.$)	(#)	($)	($)	(#)
2006
January	38.49	34.11	47,411,567	33.57	29.33	2,393,800
February	38.40	35.35	47,070,643	33.58	30.53	5,239,500
March	41.09	36.95	44,860,061	35.54	31.85	3,800,000
April	45.06	41.25	34,870,140	39.96	35.21	3,809,900
May	55.94	44.54	111,264,133	50.22	40.28	9,971,500
June (1-29)	58.33	53.90	90,752,031	52.50	48.41	8,606,000
      On June 29, 2006, the closing price for the Falconbridge Shares was Cdn.$58.30 on the TSX and $52.50 on the NYSE.

OTHER INFORMATION
1.   Withdrawal of Deposited Falconbridge Shares
      Except as otherwise provided herein or in Section 4 of the Offer to Purchase, “Withdrawal Rights”, all deposits of Falconbridge Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Falconbridge Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Falconbridge Shares have been taken up by Inco pursuant to the Offer;

(b)	if the Falconbridge Shares have not been paid for by Inco within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Inco Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Falconbridge Shares where the Expiry Time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.
      Withdrawals may not be rescinded and any Falconbridge Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Falconbridge Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.
      Shareholders are referred to Section 4 of the Offer to Purchase, “Withdrawal Rights”, for a description of the procedures for exercising the right to withdraw Falconbridge Shares deposited under the Offer.
2.   Take-Up of and Payment for Deposited Falconbridge Shares
      Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 5 of the Offer to Purchase, “Conditions of the Offer”, and, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), Inco will take up Falconbridge Shares validly deposited under the Offer and not withdrawn pursuant to Section 4 of the Offer to Purchase, “Withdrawal Rights”, not later than 10 calendar days after the Expiry Time and will pay for the Falconbridge Shares taken up as soon as possible, but in any event not later than three business days after taking up the Falconbridge Shares. Any Falconbridge Shares deposited under the Offer after the date on which Inco first takes up Falconbridge Shares will be taken up and paid for not later than 10 days after such deposit.
      Shareholders are referred to Section 6 of the Offer to Purchase, “Take Up of and Payment for Deposited Shares”, for details as to the take-up of and payment for Falconbridge Shares under the Offer.
3.   Variations to the Original Offer
      The Offer and Circular, the First Extension, the Second Extension, the Third Extension, the First Variation, the replacement Letter of Transmittal and the replacement Notice of Guaranteed Delivery shall be read together with this Notice of Variation and Extension in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular set forth in this Notice of Variation and Extension.
4.   Offerees’ Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
5.   Registration Statement Filed with the SEC
      A Registration Statement on Form F-8 under the U.S. Securities Act has been filed, which covers the Inco Shares to be issued pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information. In addition to the documents listed under the heading, “Documents Filed as Part of the Registration Statement” on page 64 of the Offer and Circular (which Section is separate from and not part of the “Experts” section that immediately precedes it) and the documents listed under the heading, “Registration Statement Filed with the SEC” in each of the First Extension, the Second Extension, the Third Extension and the First Variation, respectively, the Fifth Amendment, the Combination Agreement, the Note Purchase Agreement, the Cooperation Agreement and the LionOre Agreement have all been filed with the SEC as part of the Registration Statement on Form F-8.
DIRECTORS’ APPROVAL
      The contents of this Notice of Variation and Extension have been approved, and the sending of this Notice of Variation and Extension to the Shareholders has been authorized, by the Board of Directors of Inco.

EXPERTS
      The consolidated financial statements of Inco incorporated into this document by reference to Inco’s Annual Report on Form 10-K for the year ending December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included in such Annual Report, have been audited by PricewaterhouseCoopers LLP (Toronto, Ontario), independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Falconbridge as at December 31, 2005 and 2004 and for each of the years then ended and incorporated into this document by reference to Falconbridge’s filings with the securities regulatory authority in each of the provinces and territories of Canada have been so incorporated in reliance on the report of Ernst & Young LLP (Toronto, Ontario), independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management on Internal Control Over Financial Reporting) of Phelps Dodge incorporated in this document by reference to Phelps Dodge’s Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP (Phoenix, Arizona), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      With respect to the unaudited financial information of Phelps Dodge for the three-month periods ended March 31, 2006 and 2005 incorporated in this document by reference to Phelps Dodge’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated April 26, 2006 incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.
      The statements as to Inco’s reserves incorporated into this document by reference to Inco’s Annual Report on Form 10-K for the year ended December 31, 2005 have been incorporated by reference herein upon the authority, as experts, of Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Dr. Lawrence B. Cochrane, who served as Director of Mines Exploration until mid-June 2006, in each case to the extent described in such Form 10-K.

AUDITORS’ CONSENT
      We have read the Notice of Variation and Extension of Inco Limited dated June 29, 2006 (the “Notice of Variation and Extension”), relating to the Offer and Circular furnished with Inco Limited’s Offer dated October 24, 2005 (the “Offer and Circular”) as amended by the Notice of Extension dated December 14, 2005, the Notice of Extension dated January 19, 2006, the Notice of Extension dated February 27, 2006, the Notice of Variation dated May 29, 2006 and the Notice of Variation and Extension dated June 29, 2006 to purchase all of the issued and outstanding common shares of Falconbridge Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the Offer and Circular, as amended or supplemented, of our report to the shareholders of Inco Limited on the audited consolidated financial statements of Inco Limited as at December 31, 2005, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as at December 31, 2005. Our report is dated February 28, 2006.
      We also consent to the use in the Notice of Variation and Extension of our compilation report dated June 29, 2006 to the Board of Directors of Inco Limited on the pro forma consolidated balance sheet as at March 31, 2006 and the pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2005.

Toronto, Ontario	(Signed) PricewaterhouseCoopers llp

June 29, 2006	Chartered Accountants

AUDITORS’ CONSENT
      We have read the Notice of Variation and Extension of Inco Limited dated June 29, 2006 (the “Notice of Variation and Extension”), relating to the Offer and Circular furnished with Inco Limited’s Offer dated October 24, 2005 (the “Offer and Circular”) as amended or supplemented by the Notice of Extension dated December 14, 2005, the Notice of Extension dated January 19, 2006, the Notice of Extension dated February 27, 2006, the Notice of Variation dated May 29, 2006 and the Notice of Variation and Extension dated June 29, 2006 to purchase all of the issued and outstanding common shares of Falconbridge Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the Offer and Circular, as amended or supplemented, of our report to the shareholders of Falconbridge Limited on the consolidated balance sheets of Falconbridge Limited as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings (deficit) and cash flows for the years then ended. Our report is dated February 7, 2006 (except as to Note 23 which is as of March 16, 2006).

Toronto, Canada	(Signed) Ernst & Young llp

June 29, 2006	Chartered Accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      We have read the Notice of Variation and Extension of Inco Limited (the Company) dated June 29, 2006 relating to the offer to purchase all of the outstanding common shares of Falconbridge Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents taking into consideration that the audit of the financial statements described below was performed using the auditing standards of the Public Company Accounting Oversight Board (United States).
      We consent to the incorporation by reference in the above-mentioned Notice of Variation and Extension of our report dated February 24, 2006 relating to the financial statements, financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Phelps Dodge Corporation, which appears in Phelps Dodge Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005.
PricewaterhouseCoopers LLP
Phoenix, Arizona
June 29, 2006

SCHEDULE A
INCO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE: The following compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required.

June 29, 2006
To the Board of Directors of Inco Limited
      We have read the accompanying unaudited pro forma consolidated balance sheet of Inco Limited (the “Company”) as at March 31, 2006 and the unaudited pro forma consolidated statements of earnings for the three months then ended and for the year ended December 31, 2005, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Inco” to the unaudited consolidated financial statements of the Company as at March 31, 2006 and for the three months then ended and the audited consolidated financial statements for the year ended December 31, 2005, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Falconbridge” to the unaudited consolidated financial statements of Falconbridge Limited as at March 31, 2006 and for the three months then ended and the audited consolidated financial statements for the year ended December 31, 2005, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Inco” and “Falconbridge” as at March 31, 2006 and for the three months then ended and for the year ended December 31, 2005, and found the amounts in the columns captioned “Pro forma Inco” to be arithmetically correct.
      Pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

     The following unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the consolidated entities that would have been achieved if the offer made by Inco Limited (“Inco”) to purchase all of the outstanding common shares of Falconbridge Limited (“Falconbridge”) dated October 24, 2005, as extended December 14, 2005, January 19, 2006 and February 27, 2006, and amended on May 29, 2006 and June 29, 2006 (collectively, the “Offer”) had been completed during the periods presented, nor is the selected pro forma consolidated financial information necessarily indicative of the future operating results or financial position of the consolidated entities. The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, or (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition, and no adjustments have been made to eliminate historical sales between Inco and Falconbridge as the amounts are not considered significant. The pro forma consolidated financial statements have been prepared on the assumption that the remedy agreed by the United States Department of Justice, whereby the Nikkelverk refinery and related working capital would be sold to LionOre Mining International Ltd., would also be agreed by the European Commission. The pro forma consolidated financial information have been prepared using assumptions determined by management and are independent of the assumptions that may have been made by Phelps Dodge Corporation (“Phelps Dodge”) in the preparation of its pro forma financial statements giving effect to the business combination of either Phelps Dodge, Inco and Falconbridge or Phelps Dodge and Inco.

INCO LIMITED
PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2006
(unaudited)
(millions of US dollars)

			Pro Forma
			Adjustments	Pro Forma
	Inco	Falconbridge	(Notes 3(a)(l))	Inco

ASSETS
Current assets
Cash and cash equivalents	$751	$1,000	$(618)	$1,133
Accounts receivable	734	1,269	(65)	1,938
Inventories	1,105	1,788	689	3,582
Other	86	—	250	336

Total current assets	2,676	4,057	256	6,989
Unallocated purchase price	—	—	6,204	6,204
Property, plant and equipment and other non-current assets	9,575	8,819	10,549	28,943

Total assets	$12,251	$12,876	$17,009	$42,136

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Long-term debt due within one year	$75	$853	$2,100	$3,028
Other current liabilities	1,132	1,668	133	2,933

Total current liabilities	1,207	2,521	2,233	5,961
Other liabilities
Long-term debt	1,840	2,910	3,109	7,859
Deferred income and mining taxes	2,018	1,264	3,002	6,284
Other long-term liabilities	1,035	651	499	2,185

Total liabilities	6,100	7,346	8,843	22,289

Minority interest	768	56	326	1,150

Shareholders’ equity
Convertible debt	351	—	—	351

Common shareholders’ equity
Common shares issued and outstanding	3,034	4,296	8,887	16,217
Preferred shares	—	326	(326)	—
Warrants	62	—	—	62
Contributed surplus	577	41	90	708
Retained earnings	1,359	571	(571)	1,359
Currency translation account	—	240	(240)	—

	5,032	5,474	7,840	18,346

Total shareholders’ equity	5,383	5,474	7,840	18,697

Total liabilities and shareholders’ equity	$12,251	$12,876	$17,009	$42,136

INCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Three months ended March 31, 2006
(unaudited)
(millions of US dollars)

			Pro Forma		Pro Forma
	Inco	Falconbridge	Adjustments	Note 3	Inco

Revenues
Net sales	$1,211	$2,858	$(168)	k	$3,901

Cost and operating expenses (income)
Cost of sales and other expenses, excluding depreciation, depletion and amortization	733	1,950	(123)	b,c,f,k	2,560
Depreciation, depletion and amortization	68	169	42	d,k	279
Selling, general and administrative	47	24	6	e	77
Research, development and exploration	23	11	—		34
Currency translation adjustments	(3)	—	—		(3)
Interest expense	18	32	93	g,k	143

	886	2,186	18		3,090

Other income, net	8	14	—		22

Earnings before income and mining taxes and minority interest	333	686	(186)		833
Income and mining taxes	113	222	(50)	i,k	285

Earnings before minority interest	220	464	(136)		548
Minority interest	18	2	4	h	24

Net earnings	202	462	(140)		524
Dividends on preferred shares	—	6	(6)	j	—

Net earnings applicable to common shares	$202	$456	$(134)		$524

Net earnings per common share
Basic	$1.05				$1.31

Diluted	$0.91				$1.20

INCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Year ended December 31, 2005
(unaudited)
(millions of US dollars)

			Pro Forma		Pro Forma
	Inco	Falconbridge	Adjustments	Note 3	Inco

Revenues
Net sales	$4,518	$8,148	$(773)	k	$11,893

Cost and operating expenses (income)
Cost of sales and other expenses, excluding depreciation, depletion and amortization	2,633	5,773	(554)	b,c,f,k	7,852
Depreciation, depletion and amortization	256	555	209	d,k	1,020
Selling, general and administrative	207	80	25	e	312
Research, development and exploration	78	59	—		137
Currency translation adjustments	59	—	—		59
Interest expense	26	152	372	g,k	550
Asset impairment charge	25	—	—		25

	3,284	6,619	52		9,955

Other income, net	83	17	—		100

Earnings before income and mining taxes and minority interest	1,317	1,546	(825)		2,038
Income and mining taxes	408	511	(239)	i,k	680

Earnings before minority interest	909	1,035	(586)		1,358
Minority interest	73	155	(145)	h,k	83

Net earnings from continuing operations	836	880	(441)		1,275
Loss on discontinued operations, net of tax	—	8	—		8

Net earnings	836	872	(441)		1,267
Dividends on preferred shares	—	17	(17)	j	—

Net earnings applicable to common shares	$836	$855	$(424)		$1,267

Net earnings per common share
Basic	$4.41				$3.18

Diluted	$3.75				$2.90

INCO LIMITED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(tabular amounts in millions of US dollars, except per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Inco Limited (“Inco”) have been prepared in accordance with generally accepted accounting principles in Canada. These unaudited pro forma consolidated financial statements are based upon and, should be read in conjunction with, the audited consolidated financial statements of Inco and Falconbridge Limited (“Falconbridge”) as at and for the year ended December 31, 2005, and the unaudited interim consolidated financial statements of Inco and Falconbridge as at and for the three months ended March 31, 2006, including the related notes thereto. Adjustments related to the proposed divesture of Nikkelverk (see Note 3(k) below) are based upon unaudited pro forma financial data of Nikkelverk provided by Falconbridge.

The unaudited pro forma consolidated financial statements have been prepared assuming that the acquisition of Falconbridge had been completed as of January 1, 2005 for the consolidated statements of earnings and as of March 31, 2006 for the consolidated balance sheet.

These unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results of operations which would have actually resulted had the transaction and other adjustments been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained by Inco in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Inco for the year ended December 31, 2005 which, based on publicly available information, are assumed to be substantially similar to the significant accounting policies as set out in the audited consolidated financial statements of Falconbridge for the year ended December 31, 2005 and the unaudited consolidated financial statements for the three months ended March 31, 2006. Upon consummation of the transaction, the accounting policies will be formally conformed and it is possible that adjustments may result.

3.	Pro Forma Adjustments and Assumptions
     The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a)	The acquisition is accounted for using the purchase method of accounting, whereby Falconbridge’s assets and liabilities are revalued to their fair value and its shareholders’ equity is eliminated. Inco’s assets and liabilities are not revalued. With the exception of Nikkelverk (see Note 6), the pro forma adjustments reflect Inco’s acquisition of 100 per cent of Falconbridge’s net assets at their fair values as at March 31, 2006 and the accounting for Falconbridge as a wholly-owned subsidiary of Inco. Falconbridge’s interests in joint ventures in which it has joint control are reflected using the proportionate consolidation method.

The determination of the purchase price, based on management’s preliminary estimate, is as follows:

Purchase Price

Consideration in Inco common shares	$13,183
Consideration in Inco options issued	131
Cash	5,960
Transaction costs	200

Total	$19,474

The purchase price was calculated using a price of $63.22 for each Inco common share issued, which represents the volume — weighted average trading price of the Inco common shares on the Toronto Stock Exchange over the five day trading period extending from June 22, 2006 to June 28, 2006, being the two trading days before, the trading day of and the two trading days after the date of announcement of Inco’s increased Offer. The purchase price does not adjust for any payments which may be required in respect of shareholders exercising dissent rights in respect of any subsequent acquisition transaction undertaken by Inco. The cash portion of the purchase price will be financed primarily through $5.5 billion of committed senior loan facilities and the remainder from the convertible subordinated notes (see Notes 3(g) and 6) and Inco’s cash balances.

The allocation of the purchase price, based on management’s preliminary estimate, is as follows:

Allocation of Purchase Price

		Fair Value	Purchase Price
	Book Value	Increment	Allocation

Assets
Cash and cash equivalents	$1,062	$—	$1,062
Accounts receivable	1,269	—	1,269
Inventories	1,788	889	2,677
Unallocated purchase price	—	6,156	6,156
Property, plant and equipment and other non-current assets	8,819	11,208	20,027

Total assets	$12,938	$18,253	$31,191

Liabilities
Long-term debt due within one year	$853	$—	$853
Other current liabilities	1,668	125	1,793
Long-term debt	2,910	129	3,039
Deferred income and mining taxes	1,264	3,240	4,504
Other long-term liabilities	651	495	1,146
Minority interest	382	—	382

Total liabilities	$7,728	$3,989	$11,717

Total net assets purchased	$5,210	$14,264	$19,474

The book value of Falconbridge, as shown above:

•	reflects Falconbridge’s stated book values as at March 31, 2006;

•	reflects an adjustment to cash to reflect the assumed exercise of vested Falconbridge stock options;

•	reflects the reclassification of the equity portion of Falconbridge’s outstanding preferred shares to minority interest; and

•	assumes that the net assets of Nikkelverk are sold upon Inco’s acquisition of Falconbridge (see Note 6).

This allocation is based upon preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation due to the changes in fair values of the assets and liabilities between March 31, 2006 and the date of the transaction and as further analysis is completed. The actual allocation of the purchase price may result in different adjustments in the consolidated statement of earnings.

To the extent that the unallocated purchase price is not allocated to the assets acquired and liabilities assumed in the final purchase price allocation, the balance will represent goodwill. This goodwill reflects the substantial synergies available to Inco as a result of the acquisition.

(b)	The adjustment to cost of sales and other expenses reflects the elimination of deferred gains on derivative contracts on the pro forma consolidated statements of earnings. The deferred gains arise from derivative contracts that qualified for hedge accounting and were realized as a reduction of the cost of operations over the original delivery schedule of contracts. The gains would not have been realized in the year ended December 31, 2005 and the three months ended March 31, 2006 since the purchased derivative contracts would have been fair valued as of January 1, 2005.

(c)	The adjustment to cost of sales and other expenses reflects the elimination of amortized past service costs and amortized net actuarial losses relating to post retirement benefits which were expensed in the year ended December 31, 2005 and the three months ended March 31, 2006.

(d)	The adjustment represents the amortization of the preliminary fair value increment allocated to operating capital assets. The pro forma amortization excludes the total amount of the purchase price allocation not subject to amortization of approximately $7.2 billion representing the unallocated purchase price and amounts allocated to non-operating assets. On finalization of the purchase price allocation, if this amount is allocated to operating assets, pro forma amortization would change by approximately $313 million, before taxes, for the year ended December 31, 2005 and by $78 million for three months ended March 31, 2006. Pro forma amortization and the above-noted sensitivity have been based on a remaining weighted average estimated economic life of 23 years, and a reduction of one year in the weighted average estimated economic life would alter pro forma amortization by $18 million, before taxes, for the year ended December 31, 2005 and by $5 million for three months ended March 31, 2006.

(e)	The adjustment to selling, general and administrative expenses reflects the expense relating to the unvested stock options to be issued pursuant to the acquisition of Falconbridge.

(f)	The adjustment to cost of sales and other expenses reflects the amortization of the allocation of the purchase price to equity accounted investments.

(g)	The adjustment to interest expense primarily assumes the issuance of $5.8 billion of debt in connection with the acquisition of Falconbridge and the amortization of the fair market value increment related to the Falconbridge debt. The debt issuance is currently assumed to be comprised of (1) $5.5 billion from Inco’s credit facilities and (2) $0.3 billion from the issuance of convertible subordinated notes due April 1, 2012 (“Notes”), which may be issued, at Inco’s option, to Phelps Dodge Corporation. The Notes are convertible into Inco common shares at a conversion rate equal to 95 per cent of the average closing price of the Inco common shares on the NYSE over the five trading days preceding the date of conversion provided, however, that the Notes may not be converted (i) prior to the six-month anniversary of the issuance of the Notes or (ii) if the holder of the Notes and its affiliates would own, together with any persons acting jointly or in concert with the holder and its affiliates, after such conversion, an aggregate of more than 20% of the then outstanding Inco common shares. The payment of interest on the Notes may be deferred by Inco until stated maturity. At stated maturity, the Notes will be payable in cash, common shares of Inco or a combination thereof.

(h)	The adjustment reflects the elimination of the Falconbridge minority interest in earnings assuming that Falconbridge and Noranda Inc. were amalgamated at January 1, 2005.

(i)	The adjustment reflects the tax effect on the above adjustments.

(j)	The adjustment reflects the reclassification of preferred share dividends to minority interest.

(k)	In addition to the above, various adjustments were made to (1) adjust the balance sheet to remove the carrying value of Nikkelverk; (2) adjust earnings to take into account the new agreements entered into in association with such sale (see Note 6 below); and (3) reflect the sale proceeds of cash of $400 million and LionOre common shares initially valued at approximately $250 million in the balance sheet. The sale of Nikkelverk was a necessary condition in order to obtain regulatory clearance of the acquisition of Falconbridge pursuant to the Offer by both the US Department of Justice and the European Commission. The unaudited pro forma financial data to effect these adjustments were prepared by Falconbridge and are as follows:

Statement of earnings data

	Three Months Ended	Year Ended
	March 31, 2006	December 31, 2005

	(Unaudited proforma)	(Unaudited proforma)
Decrease in net sales	$168	$773
Decrease in cost of sales and other expenses, excluding depreciation, depletion and amortization	117	595
Decrease in depreciation, depletion and amortization	4	15
Increase in interest expense	1	2
Decrease in other income	—	2
Decrease in income and mining taxes	4	24

Balance sheet data

March 31, 2006

Assets
Decrease in accounts receivable	$65
Decrease in inventories	200
Decrease in property, plant and equipment and other non-current assets	373

Liabilities
Decrease in other current liabilities	45
Decrease in deferred income and mining taxes	62
Increase in other long-term liabilities	4

(l)	On March 16, 2006, Falconbridge announced its intention to redeem $500 million of its junior preference shares (Series 1, 2 and 3). The junior preference shares were redeemed on April 26, 2006 from holders of record on March 22, 2006. On May 18, 2006, Falconbridge announced that it intends to redeem the remaining balance of its outstanding junior preference shares (Series 1, 2 and 3) for a total of approximately $253 million. The junior preference shares were redeemed on June 28, 2006 and internal cash resources were used to fund the redemptions. The adjustment reflects these redemptions for the balance sheet.

4.	Items not Adjusted

The pro forma consolidated financial information does not reflect and does not give effect to (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, or (2) operating efficiencies, cost savings and synergies that are expected to result from the acquisition, and no adjustments have been made to eliminate historical sales between Inco and Falconbridge as the amounts are not considered significant.

5.	Pro Forma Earnings Per Share

Earnings per share computation for the three months ended March 31, 2006

Basic pro forma earnings per share computation
Numerator:
Pro forma net earnings	$524

Pro forma earnings applicable to common shares	$524

Denominator (thousands of shares):
Weighted-average Inco shares outstanding	192,704
Common shares issued to Falconbridge shareholders	208,535

Pro forma weighted-average common shares outstanding	401,239

Basic pro forma earnings per common share	$1.31

Diluted pro forma earnings per share computation
Numerator:
Pro forma net earnings	$524
Dilutive effects of convertible instruments	6

Pro forma net earnings applicable to common shares, assuming
Dilution	$530

Denominator (thousands of shares):
Pro forma Inco shares outstanding	401,239
Dilutive effect of securities:
Convertible instruments	35,181
Stock options	1,049
Warrants	5,022
Stock options issued on transaction	550

Pro forma weighted-average common shares outstanding	443,041

Diluted pro forma earnings per share	$1.20

Earnings per share computation for the year ended December 31, 2005

Basic pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,267

Pro forma earnings applicable to common shares	$1,267

Denominator (thousands of shares):
Weighted-average Inco shares outstanding	189,425
Common shares issued to Falconbridge shareholders	208,535

Pro forma weighted-average common shares outstanding	397,960

Basic pro forma earnings per common share	$3.18

Diluted pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,267
Dilutive effects of convertible debentures	20

Pro forma net earnings applicable to common shares, assuming
Dilution	$1,287

Denominator (thousands of shares):
Pro forma Inco shares outstanding	397,960
Dilutive effect of securities:
Convertible debentures	40,212
Stock options	1,008
Warrants	4,218
Stock options issued on transaction	453

Pro forma weighted-average common shares outstanding	443,851

Diluted pro forma earnings per share	$2.90

The above calculations for Inco common shares issue to Falconbridge shareholders represent shares issued in respect of Falconbridge’s currently outstanding common shares and vested stock options.

6.	Subsequent Events

On June 26, 2006, Inco and Phelps Dodge Corporation (“Phelps Dodge”) announced that they had entered into an agreement (the “Combination Agreement”) under which a newly-formed, wholly-owned subsidiary of Phelps Dodge will acquire all of the outstanding common shares of Inco for a combination of cash and common shares of Phelps Dodge. Each shareholder of Inco would receive 0.672 shares of Phelps Dodge stock plus C$17.50 per share in cash for each share of Inco stock. Upon the closing of the Phelps Dodge-Inco combination, shareholders of Falconbridge who have been issued Inco common shares in the Inco-Falconbridge transaction will be entitled to receive for those shares the same package of cash and Phelps Dodge shares as will other Inco shareholders. Inco may be required to pay a break-up fee to Phelps Dodge under certain circumstances equal to $425 million, and such amount will be increased to $975 million from the date Inco acquires at least two-thirds of the outstanding common shares of Falconbridge. Inco has also given Phelps Dodge certain other customary rights, including a right to match competing offers. Phelps Dodge has agreed to pay Inco a $500 million break-up fee under certain circumstances. Inco has received additional financing commitments from Morgan Stanley, Goldman, Sachs & Co., Royal Bank of Canada, and Bank of Nova Scotia in support of the increased cash component of its revised agreed offer for Falconbridge. The completion of the transactions contemplated by the Combination Agreement is subject to certain conditions, including, among others, certain approvals of shareholders. Phelps Dodge has entered into a definitive agreement under which, subject to certain conditions, it may be required to purchase up to $3 billion of convertible subordinated notes issued by Inco to help fund Inco’s purchase of Falconbridge common shares or to satisfy related dissent rights, as needed. The instrument will be redeemable for cash at any time by Inco and may be converted in whole or in part at any time beginning six months after issuance by Phelps Dodge at a conversion rate equal to 95 per cent of the average closing price on the NYSE over the five trading days preceding the date of conversion plus accrued and unpaid interest on the security at the time of conversion. The instrument will bear an 8 per cent coupon. The payment of interest on the Notes may be deferred by Inco until stated maturity. At stated maturity, the Notes will be payable in cash, common shares of Inco or a combination thereof. The transaction between Phelps Dodge and Inco is not conditioned upon the completion of the Inco and Falconbridge combination. Thus, in the event the Inco-Falconbridge merger is not completed, Inco shareholders will receive the same 0.672 shares of Phelps Dodge and C$17.50 per share in cash that they would have received in the proposed three-way combination.

On June 23, 2006 Inco announced that it and Falconbridge reached a definitive agreement with the U.S. Department of Justice on a remedy, consistent with what they had been discussing with the DOJ and the European Commission as previously outlined on June 7, 2006. The pro forma consolidated financial statements have been prepared on the assumption that the remedy agreed by the United States Department of Justice, whereby the Nikkelverk refinery and related working capital would be sold to LionOre Mining International Ltd., would also be agreed by the European Commission.

On June 7, 2006, Falconbridge and Inco announced that they had reached a definitive agreement (the “LionOre Agreement”) with LionOre Mining International Ltd. (“LionOre”) covering the sale to LionOre of certain assets and related operations of Falconbridge for a $650 million acquisition price to be satisfied by the payment of $400 million in cash and by the issuance and delivery of $250 million of common shares of LionOre. The purchase price is subject to certain adjustments tied to changes in the final working capital levels of the operations to be sold to LionOre and certain other adjustments. This sale represents the remedy intended to address competition concerns previously identified by the U.S. Department of Justice and the European Commission with respect to Inco’s proposed acquisition of Falconbridge. The assets and related operations being sold to LionOre will include Falconbridge’s Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at the Nikkelverk refinery and obtain third-party feeds for the Nikkelverk refinery (collectively, “Nikkelverk”). Inco has also agreed to supply up to 60,000 tonnes of nickel in matte annually, approximately equivalent to the current volume of feed provided by Falconbridge’s operations to the Nikkelverk refinery, for up to ten years. The closing of the sale of Nikkelverk to LionOre is subject to the satisfaction of certain conditions, including the attainment of all applicable approvals and consents necessary to permit the pending acquisition of Falconbridge by Inco, Inco taking up and paying for Falconbridge shares pursuant to its offer, the conditional approval of the Toronto Stock Exchange of the issuance and listing of the LionOre common shares to be issued as part of the acquisition price consideration and certain other standard terms and conditions to closing. LionOre’s obligations pursuant to the LionOre Agreement are also subject to certain conditions, including Inco having acquired more than 50 per cent (on a fully-diluted basis) of the Falconbridge common share pursuant to the Offer or otherwise.

CERTIFICATE
      The foregoing, together with the Offer and Circular dated October 24, 2005 and the notices of extension dated December 14, 2005, January 19, 2006 and February 27, 2006, and the notice of variation dated May 29, 2006, respectively, contain no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing, together with the Offer and Circular dated October 24, 2005 and the notices of extension dated December 14, 2005, January 19, 2006 and February 27, 2006, and the notice of variation dated May 29, 2006, respectively, do not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.
Dated: June 29, 2006

By: (Signed) Scott M. Hand	By: (Signed) Robert D.J. Davies
Chairman and Chief Executive Officer	Executive Vice President and Chief Financial Officer

By: (Signed) Chaviva Hošek	By: (Signed) Janice K. Henry
Director	Director

C-1

The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY

By Mail	By Registered Mail, by Hand or by Courier

P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, ON M5C 2K4	Securities Level
Toronto, ON M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
The Dealer Manager for the Offer is:
RBC CAPITAL MARKETS

In Canada	In the United States

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

200 Bay Street, 4th Floor	Two Embarcadero Center
Royal Bank Plaza, South Tower	Suite 1200
Toronto ON M5J 2W7	San Francisco, California 94111
Canada	U.S.A.

Telephone: (416) 842-7519	Toll Free: 1-888-720-1216
Toll Free: 1-888-720-1216
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
(212) 929-5500 (call collect)
or
Toll-Free: (800) 322-2885 (English)
                  (888) 405-1217 (French)
      Any questions and requests for assistance may be directed by holders of Falconbridge Shares to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification of Directors and Officers.
     Section 3.12 of Part 3 of By-Law No. 1 of the Registrant provides in part as follows:
     “Indemnity and Insurance. Subject to the limitations contained in the Canada Business Corporations Act but without limit to the right of the Company to indemnify any person under the Act or otherwise, the Company shall indemnify a Director or Officer, a former Director or Officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a Director or Officer or a director or officer of such body corporate, if,
(a)	he acted honestly and in good faith with a view to the best interests of the Company, and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.”
     The Canada Business Corporations Act provides as of right that, in general, an officer or director, as such, shall be entitled to indemnity if (i) he was not judged by a court or competent authority to have committed any fault or omitted to do anything he ought to have done, (ii) he acted honestly and in good faith with a view to the best interests of the corporation and (iii) where a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. However, under the Act, no officer or director of the Registrant may be indemnified with respect to any security holder’s derivative action brought pursuant to such Act unless a court of competent jurisdiction has approved the terms of such indemnification.
     The Registrant has an insurance policy that indemnifies directors and officers against certain liabilities incurred by them in their capacities as such, including among other things, certain liabilities under the Securities Act of 1933.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Exhibits
     A list of exhibits filed as part of this Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated herein by reference.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.   Undertaking
(a)	Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)	Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this form.
2.   Consent to Service of Process
On October 25, 2005 the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.
Exhibit Index

Number	Description
1.1	Certificate and Consent of Qualified Person for Robert A. Horn (Goro) (1)

1.2	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Goro) (1)

1.3	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Voisey’s Bay) (1)

1.4	Certificate and Consent of Qualified Person for Lawrence B. Cochrane (Voisey’s Bay) (1)

2.1	Support Agreement between the Registrant and Falconbridge Limited dated October 10, 2005, incorporated by reference to Exhibit 2.1 to Form 8-K (Commission File No. 001-01143) filed October 13, 2005

2.2	Soliciting Dealer Manager Agreement between the Registrant and RBC Dominion Securities Inc. dated October 20, 2005 (1)

2.3	Information Agent Agreement dated October 19, 2005 between the Registrant and MacKenzie Partners, Inc. (1)

2.4	Amending Agreement dated January 12, 2006 between the Registrant and Falconbridge Limited (2)

2.5	Second Amending Agreement dated February 20, 2006 between the Registrant and Falconbridge Limited (3)

2.6	Third Amending Agreement dated March 21, 2006 between the Registrant and Falconbridge Limited, incorporated by reference to Exhibit 2.1 to Form 8-K (Commission File No. 001-01143) filed March 24, 2006

2.7	Fourth Amending Agreement dated May 13, 2006 between the Registrant and Falconbridge Limited, incorporated by reference to Exhibit 2.1 to Form 8-K (Commission File No. 001-01143) filed May 15, 2006

2.8	Share purchase agreement dated June 6, 2006 between Falconbridge Limited and LionOre Mining International Ltd., incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 011-11284) filed by Falconbridge Limited on June 19, 2006

2.9	Combination Agreement dated June 25, 2006 between the Registrant and Phelps Dodge Corporation, incorporated by reference to Exhibit 2.1 to Form 8-K (Commission File No. 001-01143) filed June 30, 2006

2.10	Fifth Amending Agreement dated June 25, 2006 between the Registrant and Falconbridge Limited, incorporated by reference to Exhibit 2.2 to Form 8-K (Commission File No. 001-01143) filed June 30, 2006

2.11	Note Purchase Agreement dated June 25, 2006 between the Registrant and Phelps Dodge Corporation, incorporated by reference to Exhibit 2.3 to Form 8-K (Commission File No. 001-01143) filed June 30, 2006

2.12	Cooperation Agreement dated June 25, 2006 between the Phelps Dodge Corporation and Falconbridge Limited, incorporated by reference to Exhibit 2.4 to Form 8-K (Commission File No. 001-01143) filed June 30, 2006

3.1	Reserved

3.2	Material change report of the Registrant filed October 12, 2005 concerning the entering into by the Registrant and Falconbridge Limited of the Support Agreement (1)

Number	Description
3.3	Material change report of the Registrant filed August 9, 2005 concerning the appointment of a new Executive Vice-President and Chief Financial Officer of the Registrant effective November 1, 2005 (1)

3.4	Material change report of the Registrant filed April 19, 2005 concerning the approval of the reinstatement of a quarterly cash dividend on the Registrant’s common shares and declaration of a quarterly dividend of $0.10 per share, payable June 1, 2005 to the Registrant’s shareholders of record as of May 16, 2005 (1)

Number	Description
3.5	Report of a Take-Over Bid dated October 24, 2005 (4)

3.6	Annual report of the Registrant on Form 10-K for the year ended December 31, 2005 (Commission File No. 001-01143) filed March 16, 2006

3.7	Audited consolidated financial statements of the Registrant, including the notes thereon, and together with the auditor’s report, as at and for each of the financial years ended December 31, 2005, 2004 and 2003, incorporated by reference to Item 8 of Form 10-K (Commission File No. 001-01143) filed March 16, 2006

3.8	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the year ended December 31, 2005, incorporated by reference to Item 7 of Form 10-K (Commission File No. 001-01143) filed March 16, 2006

3.9	Proxy circular and statement of the Registrant dated February 17, 2006 in connection with the annual and special meeting of shareholders held on April 20, 2006, incorporated by reference to Exhibit 99 to Form 10-K (Commission File No. 001-01143) filed March 16, 2006

3.10	Audited consolidated financial statements of Falconbridge Limited, including notes thereto, as at December 31, 2005 and 2004 and for each of the years then ended, together with the auditors’ report thereon, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on March 24, 2006

3.11	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the fiscal year ended December 31, 2005, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on March 24, 2006

3.12	Unaudited consolidated financial statements of Falconbridge Limited, including notes thereto, as at March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on May 3, 2006

Number	Description
3.13	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the three-month period ended March 31, 2006, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on May 3, 2006

3.14	Unaudited consolidated financial statements of the Registrant, including the notes thereto, as at March 31, 2006 and December 31, 2005, and for the three-month periods ended March 31, 2006 and 2005, incorporated by reference to Item 1 of Form 10-Q (Commission File No. 001-01143) filed May 10, 2006

3.15	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the three-month period ended March 31, 2006, incorporated by reference to Item 2 of Form 10-Q (Commission File No. 001-01143) filed May 10, 2006

3.16	Material change report of the Registrant filed May 15, 2006 concerning the entering into by the Registrant and Falconbridge Limited of the Fourth Amending Agreement (5)

3.17	Material change report of the Registrant filed June 29, 2006 concerning the entering into by the Registrant and Phelps Dodge Corporation of the Combination Agreement, the entering into by the Registrant and Falconbridge Limited of the Fifth Amending Agreement and the entering into by Falconbridge Limited and Phelps Dodge Corporation of the Agreement

3.18	Annual report of Phelps Dodge Corporation on Form 10-K for the year ended December 31, 2005 (Commission File No. 001-00082) filed by Phelps Dodge Corporation on February 27, 2006

3.19	Quarterly report of Phelps Dodge Corporation on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 001-00082) filed by Phelps Dodge Corporation on April 27, 2006

4.1	Consent of Osler, Hoskin & Harcourt LLP (1)

4.2	Consent of PricewaterhouseCooper LLP

4.3	Consent of PricewaterhouseCooper LLP (relating to Phelps Dodge Corporation)

4.4	Consent of Ernst & Young LLP

4.5	Awareness letter of PricewaterhouseCooper LLP

4.6	Awareness letter of PricewaterhouseCooper LLP (relating to Phelps Dodge Corporation)

4.7	Consent of Mr. S. Nicholas Sheard, incorporated by reference to Exhibit 23(a) to Form 10-K (Commission File No. 001-01143) filed March 16, 2006

4.8	Consent of Dr. Olivier Tavchandjian, incorporated by reference to Exhibit 23(a) to Form 10-K (Commission File No. 001-01143) filed March 16, 2006

4.9	Consent of Dr. Lawrence B. Cochrane, incorporated by reference to Exhibit 23(a) to Form 10-K (Commission File No. 001-01143) filed March 16, 2006

5.1	Powers of attorney authorizing certain signatories to execute the Form F-8 (1)

(1)	Previously filed with the Registrant’s Form F-8 (Commission File No. 333-129218) filed October 24, 2005.

(2)	Previously filed with the Registrant’s Amendment No. 2 to Form F-8 (Commission File No. 333-129218) filed January 20, 2006.

(3)	Previously filed with the Registrant’s Amendment No. 3 to Form F-8 (Commission File No. 333-129218) filed February 28, 2006.

(4)	Previously filed as Exhibit 3.19 with the Registrant’s Amendment No. 1 to Form F-8 (Commission File No. 333-129218) filed December 15, 2005.

(5)	Previously filed with the Registrant’s Amendment No. 4 to Form F-8 (Commission File No. 333-129218) filed May 31, 2006.

SIGNATURE
     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on June 30, 2006.

INCO LIMITED
By:	/s/ Simon A. Fish
Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary

     Pursuant to the requirements of the Securities Act, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott M. Hand	Chairman and Chief Executive Officer; Director
Scott M. Hand June 30, 2006	(Principal Executive Officer)
/s/ Robert D.J. Davies	Executive Vice-President and Chief Financial Officer
Robert D.J. Davies June 30, 2006	(Principal Financial Officer)
/s/ Ronald A. Lehtoavaara	Vice-President and Comptroller
Ronald A. Lehtoavaara June 30, 2006	(Principal Accounting Officer)
*	Director
(Glen A. Barton) June 30, 2006
*	Director
(Angus A. Bruneau) June 30, 2006
*	Director
(Ronald C. Cambre) June 30, 2006
*	Director
(Janice K. Henry) June 30, 2006

*	Director
(Chaviva M. Hošek) June 30, 2006
*	Director
(Peter C. Jones) June 30, 2006
*	Director
(John T. Mayberry) June 30, 2006
Director
(Francis Mer) June , 2006
*	Director
(David P. O’Brien) June 30, 2006
*	Director
(Roger Phillips) June 30, 2006
*	Director
(Richard E. Waugh) June 30, 2006

INTERNATIONAL NICKEL INC.	Authorized Representative in the United States
	By:	/s/ David J. Anderson
		Name:	David J. Anderson
		Title:	President

*	Pursuant to powers-of-attorney executed by the directors named above whose names are preceded by an asterisk, Mark J. Travers, as attorney-in-fact, does hereby sign this registration statement on behalf of each such directors, in each case in the capacity of director, on the date indicated.

By:	/s/ Mark J. Travers
Mark J. Travers, attorney-in-fact